                         ICI MUTUAL INSURANCE COMPANY

                                 P.O. Box 730
                        Burlington, Vermont 05402-0730

                       INVESTMENT COMPANY BLANKET BOND

                         ICI MUTUAL INSURANCE COMPANY
                                 P.O. Box 730
                        Burlington, Vermont 05402-0730

                                 DECLARATIONS

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Item 1.     Name of Insured (the "Insured")             Bond Number
      OppenheimerFunds, Inc.                            87106107B

      Principal Address:      Two World Financial Center
                        225 Liberty Street, 11th Floor
                        New York, NY 10281

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Item 2. Bond  Period:  from 12:01 October 31, 2007, to 12:01 October 31, 2008,
        or a.m. on                                     a.m. on
                                 ----------------             ----------------
   the earlier  effective date of the termination of this Bond,  standard time at the Principal Address as to each of said dates.
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Item 3. Limit of Liability -
          Subject to Sections 9, 10 and 12 hereof:

                                                    LIMIT OF     DEDUCTIBLE
                                                    LIABILITY     AMOUNT

Insuring Agreement A - FIDELITY                      $140,000,000  $250,000
Insuring Agreement B - AUDIT EXPENSE                 $     50,000  $ 10,000
Insuring Agreement C - ON PREMISES                   $140,000,000  $250,000
Insuring Agreement D - IN TRANSIT                    $140,000,000  $250,000
Insuring Agreement E - FORGERY OR ALTERATION         $140,000,000  $250,000
Insuring Agreement F - SECURIITES                    $140,000,000  $250,000
Insuring Agreement G - COUNTERFIET CURRENCY          $140,000,000  $250,000
Insuring Agreement H - UNCOLLECTIBLE ITEMS OR
                             DEPOSIT                 $     25,000  $  5,000
Insuring Agreement I - PHONE/ELECTRONIC TRANSACTIONS $140,000,000  $250,000

If "Not Covered" is inserted opposite any Insuring Agreement above, such
Insuring Agreement and any reference thereto shall be deemed to be deleted from this Bond.

OPTIONAL INSURING AGREEMENTS ADDED BY RIDER:

Insuring Agreement J - COMPUTER SECURITY             $140,000,000  $250,000
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Item 4.     Offices or Premises  Covered--All  the Insured's  offices or other premises  in  existence  at the time this  Bond  becomes  effective  are covered under this Bond,  except the offices or other premises  excluded by Rider.  Offices or other premises  acquired or established  after the effective date of this Bond are covered  subject to the terms of General
      Agreement A.
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Item 5.     The   liability   of   ICI   Mutual    Insurance    Company   (the
      "Underwriter")  is subject to the terms of the following Riders attached hereto:

      Riders:     1-2-3-4-5-6-7-8-9-10-11-12-13-14

      and of all  Riders  applicable  to this  Bond  issued  during  the  Bond
      Period.
==============================================================================

                                                By: /S/ Catherine Dalton
                                                Authorized
                                                Representative

                       INVESTMENT COMPANY BLANKET BOND

ICI Mutual  Insurance  Company (the  "Underwriter"),  in  consideration  of an
agreed   premium,   and  in  reliance  upon  the  Application  and  all  other information  furnished to the  Underwriter by the Insured,  and subject to and
in  accordance  with  the  Declarations,   General   Agreements,   Provisions,
Conditions and  Limitations and other terms of this bond (including all riders hereto)  ("Bond"),  to the extent of the Limit of Liability and subject to the
Deductible Amount,  agrees to indemnify the Insured for the loss, as described in  the  Insuring  Agreements,  sustained  by the  Insured  at  any  time  but discovered during the Bond Period.

                             INSURING AGREEMENTS

A. FIDELITY

   Loss  (including  loss of Property)  caused by any  Dishonest or Fraudulent
   Act or Theft committed by an Employee anywhere,  alone or in collusion with other  persons  (whether or not  Employees),  during the time such Employee has the status of an Employee as defined  herein,  and even if such loss is not  discovered  until after he or she ceases to be an Employee,  EXCLUDING loss covered under Insuring Agreement B.

B. AUDIT EXPENSE

   Expense  incurred by the  Insured  for that part of audits or  examinations required  by any  governmental  regulatory  authority  or  Self  Regulatory
   Organization  to be conducted by such  authority or  Organization  or by an independent  accountant or other person, by reason of the discovery of loss sustained by the Insured and covered by this Bond.

C. ON PREMISES

   Loss of Property (including damage thereto or destruction  thereof) located or  reasonably  believed by the Insured to be located  within the Insured's offices or premises,  caused by Theft or by any Dishonest or Fraudulent Act or through Mysterious Disappearance,  EXCLUDING loss covered under Insuring
   Agreement A.

D. IN TRANSIT

   Loss of Property  (including  damage thereto or destruction  thereof) while the  Property is in transit in the custody of any person  authorized  by an
   Insured to act as a  messenger,  except while in the mail or with a carrier for hire (other than a Security  Company),  EXCLUDING  loss  covered  under
   Insuring Agreement A. Property is "in transit"  beginning  immediately upon receipt of such Property by the transporting  person and ending immediately upon delivery at the specified destination.

E. FORGERY OR ALTERATION

   Loss  caused  by the  Forgery  or  Alteration  of or on (1)  any  bills  of exchange,  checks,  drafts,  or other  written  orders or directions to pay certain sums in money,  acceptances,  certificates  of deposit,  due bills, money  orders,  or letters of credit;  or (2) other  written  instructions, requests or applications to the Insured,  authorizing or acknowledging  the transfer, payment,  redemption,  delivery or receipt of Property, or giving notice of any bank account,  which instructions or requests or applications purport  to  have  been  signed  or  endorsed  by (a) any  customer  of the
   Insured,  or (b) any  shareholder  of or subscriber to shares issued by any
   Investment  Company,  or  (c)  any  financial  or  banking  institution  or stockbroker;  or (3)  withdrawal  orders or receipts for the  withdrawal of
   Property,  or receipts or  certificates of deposit for Property and bearing the name of the  Insured as issuer or of  another  Investment  Company  for which the Insured acts as agent.

   This  Insuring  Agreement  E does not  cover  loss  caused  by  Forgery  or
   Alteration of Securities or loss covered under Insuring Agreement A.

F. SECURITIES

   Loss resulting from the Insured,  in good faith,  in the ordinary course of business,  and in any capacity  whatsoever,  whether for its own account or for the account of others,  having acquired,  accepted or received, or sold or  delivered,  or given any value,  extended  any  credit or  assumed  any liability on the faith of any Securities,  where such loss results from the fact  that  such  Securities  (1) were  Counterfeit,  or (2)  were  lost or stolen,  or (3)  contain  a  Forgery  or  Alteration,  and  notwithstanding whether  or not the act of the  Insured  causing  such  loss  violated  the
   constitution,   by-laws,  rules  or  regulations  of  any  Self  Regulatory
   Organization,  whether or not the Insured was a member  thereof,  EXCLUDING loss covered under Insuring Agreement A.

G. COUNTERFEIT CURRENCY

   Loss caused by the Insured in good faith  having  received or accepted  (1)
   any money orders which prove to be  Counterfeit or to contain an Alteration or (2) paper  currencies  or coin of the United States of America or Canada which prove to be Counterfeit.

   This  Insuring  Agreement  G does not cover  loss  covered  under  Insuring
   Agreement A.

H. UNCOLLECTIBLE ITEMS OF DEPOSIT

   Loss  resulting  from the payment of dividends,  issuance of Fund shares or redemptions  or  exchanges  permitted  from an  account  with the Fund as a consequence of

   (1)  uncollectible  Items of Deposit of a Fund's  customer,  shareholder or subscriber  credited by the Insured or its agent to such  person's  Fund account, or
   (2)      any Item of Deposit processed through an automated  clearing house which is reversed by a Fund's  customer,  shareholder  or subscriber and is deemed uncollectible by the Insured;

   PROVIDED,  that (a) Items of  Deposit  shall  not be  deemed  uncollectible until the Insured's  collection  procedures  have failed,  (b) exchanges of shares between Funds with exchange  privileges  shall be covered  hereunder only if all such Funds are  insured by the  Underwriter  for  uncollectible
   Items of  Deposit,  and (c) the  Insured  Fund shall have  implemented  and maintained  a policy to hold Items of  Deposit  for the  minimum  number of days  stated in its  Application  (as  amended  from  time to time)  before paying any  dividend or  permitting  any  withdrawal  with  respect to such
   Items of Deposit (other than exchanges  between  Funds).  Regardless of the number of transactions  between Funds in an exchange  program,  the minimum number of days an Item of Deposit  must be held  shall  begin from the date the Item of Deposit was first credited to any Insured Fund.

   This  Insuring  Agreement  H does not cover  loss  covered  under  Insuring
   Agreement A.

I.  PHONE/ELECTRONIC TRANSACTIONS

   Loss caused by a Phone/Electronic  Transaction,  where the request for such
   Phone/Electronic Transaction:

(1)   is  transmitted to the Insured or its agents by voice over the telephone or by Electronic Transmission; and
(2)   is  made  by an  individual  purporting  to  be a  Fund  shareholder  or subscriber or an authorized  agent of a Fund shareholder or subscriber;
       and
(3)   is  unauthorized  or fraudulent and is made with the manifest  intent to deceive;

   PROVIDED,  that the entity receiving such request  generally  maintains and follows during the Bond Period all  Phone/Electronic  Transaction  Security
   Procedures with respect to all Phone/Electronic Transactions; and

   EXCLUDING loss resulting from:

     (1) the failure to pay for shares attempted to be purchased; or

     (2) any redemption of Investment  Company shares which had been  improperly credited to a  shareholder's  account where such  shareholder (a) did not cause, directly or  indirectly,  such shares to be  credited to such  account,  and (b)
directly  or  indirectly  received  any  proceeds  or other  benefit  from  such redemption; or

     (3) any  redemption  of shares  issued by an  Investment  Company where the proceeds of such  redemption  were requested to be paid or made payable to other than (a) the  Shareholder  of Record,  or (b) any other  person or bank  account
designated  to  receive   redemption   proceeds  (i)  in  the  initial   account
application,  or  (ii)  in  writing  (not to  include  Electronic  Transmission)
accompanied by a signature guarantee; or

     (4) any  redemption  of shares  issued by an  Investment  Company where the proceeds of such  redemption were requested to be sent to other than any address for such account which was designated (a) in the initial account application, or
(b) in writing (not to include Electronic  Transmission),  where such writing is received at least one (1) day prior to such redemption  request, or (c) by voice over the  telephone or by  Electronic  Transmission  at least  fifteen (15) days prior to such redemption; or

     (5) the  intentional  failure  to  adhere  to one or more  Phone/Electronic
Transaction Security Procedures; or

     (6) a Phone/Electronic  Transaction  request transmitted by electronic mail or  transmitted  by any method not subject to the  Phone/Electronic  Transaction
Security Procedures; or

     (7) the failure or circumvention  of any physical or electronic  protection device,  including  any  firewall,  that  imposes  restrictions  on the  flow of electronic traffic in or out of any Computer System.

     This  Insuring  Agreement  I does not cover  loss  covered  under  Insuring
Agreement A, "Fidelity" or Insuring Agreement J, "Computer Security".

                              GENERAL AGREEMENTS

A. ADDITIONAL OFFICES OR EMPLOYEES--CONSOLIDATION OR MERGER--NOTICE

   1. Except as  provided in  paragraph 2 below,  this Bond shall apply to any additional  office(s)  established by the Insured during the Bond Period and to all  Employees  during the Bond Period,  without the need to give notice thereof or pay  additional  premiums to the  Underwriter  for the
      Bond Period.

   2. If during the Bond Period an Insured  Investment  Company shall merge or consolidate  with an  institution in which such Insured is the surviving entity,  or purchase  substantially  all the assets or capital  stock of
      another  institution,   or  acquire  or  create  a  separate  investment
      portfolio,  and shall  within  sixty (60) days  notify  the  Underwriter thereof,  then this Bond shall  automatically  apply to the Property and
      Employees  resulting  from such merger,  consolidation,  acquisition  or creation from the date thereof;  provided, that the Underwriter may make such coverage contingent upon the payment of an additional premium.

B. WARRANTY

   No statement made by or on behalf of the Insured,  whether contained in the
   Application or otherwise,  shall be deemed to be an absolute warranty,  but only a warranty  that such  statement is true to the best of the  knowledge of the person responsible for such statement.

C. COURT COSTS AND ATTORNEYS' FEES

   The  Underwriter  will  indemnify  the  Insured  against  court  costs  and reasonable  attorneys'  fees incurred and paid by the Insured in defense of any legal proceeding  brought against the Insured claiming that the Insured is liable for any loss,  claim or damage which, if established  against the
   Insured,  would  constitute a loss  sustained by the Insured  covered under the terms of this Bond;  provided,  however,  that with respect to Insuring
   Agreement A this indemnity shall apply only in the event that

   1. an  Employee  admits  to  having  committed  or is  adjudicated  to have committed a Dishonest or Fraudulent  Act or Theft which caused the loss;
      or

   2. in the absence of such an admission or  adjudication,  an  arbitrator or arbitrators  acceptable  to the Insured and the  Underwriter  concludes, after a review of an agreed  statement  of facts,  that an Employee  has committed a Dishonest or Fraudulent Act or Theft which caused the loss.

   The  Insured  shall  promptly  give notice to the  Underwriter  of any such legal  proceeding  and upon  request  shall  furnish the  Underwriter  with copies of all  pleadings  and other papers  therein.  At the  Underwriter's election the Insured  shall permit the  Underwriter  to conduct the defense of such legal  proceeding in the Insured's name,  through  attorneys of the
   Underwriter's  selection.  In  such  event,  the  Insured  shall  give  all reasonable  information  and assistance  which the  Underwriter  shall deem necessary to the proper defense of such legal proceeding.

   If the amount of the Insured's  liability or alleged  liability in any such legal  proceeding  is greater  than the amount  which the Insured  would be entitled to recover  under this Bond (other than  pursuant to this  General
   Agreement  C),  or if a  Deductible  Amount  is  applicable,  or both,  the indemnity  liability of the Underwriter  under this General  Agreement C is limited to the proportion of court costs and  attorneys'  fees incurred and paid by the  Insured  or by the  Underwriter  that  the  amount  which  the
   Insured  would be entitled to recover  under this Bond (other than pursuant to this  General  Agreement  C)  bears to the sum of such  amount  plus the amount which the Insured is not entitled to recover.  Such indemnity  shall be in  addition  to the  Limit of  Liability  for the  applicable  Insuring
   Agreement.

            THIS BOND, INCLUDING THE FOREGOING INSURING AGREEMENTS
             AND GENERAL AGREEMENTS, IS SUBJECT TO THE FOLLOWING
                   PROVISIONS, CONDITIONS AND LIMITATIONS:

SECTION 1.  DEFINITIONS

The following  terms used in this Bond shall have the meanings  stated in this
   Section:

   A. "Alteration"  means the marking,  changing or altering in a material way of the terms,  meaning or legal effect of a document  with the intent to deceive.

   B. "Application"  means the Insured's  application (and any attachments and
      materials   submitted  in   connection   therewith)   furnished  to  the
      Underwriter for this Bond.

   C.  "Computer   System"  means  (1)  computers   with  related   peripheral
      components,  including storage components,  (2) systems and applications software, (3) terminal devices, (4) related  communications  networks or
      customer   communication  systems,  and  (5)  related  electronic  funds transfer systems; by which data or monies are electronically  collected, transmitted, processed, stored or retrieved.

   D.  "Counterfeit"  means,  with respect to any item, one which is false but is intended to deceive and to be taken for the original authentic item.

   E. "Deductible Amount" means, with respect to any Insuring  Agreement,  the amount set forth under the heading  "Deductible Amount" in Item 3 of the
      Declarations or in any Rider for such Insuring Agreement,  applicable to each Single Loss covered by such Insuring Agreement.

   F. "Depository"  means any "securities  depository" (other than any foreign securities  depository)  in which an Investment  Company may deposit its
      Securities in accordance  with Rule 17f-4 under the  Investment  Company
      Act of 1940.

   G.  "Dishonest  or Fraudulent  Act" means any dishonest or fraudulent  act, including  "larceny  and  embezzlement"  as defined in Section 37 of the
      Investment  Company Act of 1940,  committed with the conscious  manifest intent  (1) to cause  the  Insured  to  sustain a loss and (2) to obtain financial  benefit for the  perpetrator  or any other person (other than salaries,  commissions,  fees, bonuses, awards, profit sharing, pensions or other  employee  benefits).  A Dishonest or  Fraudulent  Act does not mean or include a reckless act, a negligent act, or a grossly  negligent act.

H.    "Electronic  Transmission" means any transmission effected by electronic
      means,   including  but  not  limited  to  a  transmission  effected  by telephone tones, Telefacsimile, wireless device, or over the Internet.

   I .  "Employee" means:
      (1)  each  officer,  director,  trustee,  partner  or  employee  of  the
         Insured, and
      (2)  each  officer,  director,  trustee,  partner  or  employee  of  any predecessor  of the Insured  whose  principal  assets are acquired by the Insured by  consolidation  or merger with,  or purchase of assets or capital stock of, such predecessor, and
      (3) each  attorney  performing  legal  services for the Insured and each employee of such attorney or of the law firm of such  attorney  while performing services for the Insured, and
      (4) each student who is an  authorized  intern of the Insured,  while in any of the Insured's offices,  and
      (5)  each officer, director, trustee, partner or employee of
         (a)  an investment adviser,
         (b)  an underwriter (distributor),
         (c)  a transfer agent or shareholder accounting recordkeeper, or
         (d)  an  administrator   authorized  by  written  agreement  to  keep
            financial and/or other required   records,
         for an  Investment  Company  named as an Insured,  but only while (i)
         such officer,  partner or employee is  performing  acts coming within the  scope of the  usual  duties  of an  officer  or  employee  of an
         Insured,  or  (ii)  such  officer,  director,   trustee,  partner  or
         employee  is acting  as a member of any  committee  duly  elected  or appointed  to  examine  or audit or have  custody of or access to the
         Property  of the  Insured,  or (iii) such  director  or  trustee  (or anyone acting in a similar  capacity) is acting  outside the scope of the usual  duties of a director or trustee;  provided,  that the term
         "Employee" shall not include any officer, director,  trustee, partner or employee of a transfer agent,  shareholder accounting recordkeeper or administrator (x) which is not an "affiliated  person" (as defined in  Section  2(a)  of  the  Investment  Company  Act of  1940)  of an
         Investment  Company named as Insured or of the adviser or underwriter of such Investment  Company,  or (y) which is a "Bank" (as defined in
         Section 2(a) of the Investment Company Act of 1940), and
      (6) each individual  assigned,  by contract or by any agency  furnishing temporary  personnel,  in either case on a  contingent  or  part-time basis,  to perform  the usual  duties of an employee in any office of the Insured, and
      (7)  each  individual  assigned  to  perform  the  usual  duties  of  an employee  or officer of any entity  authorized  by written  agreement with the Insured to perform  services as electronic data processor of checks or other  accounting  records of the Insured,  but excluding a processor  which  acts  as  transfer  agent  or in any  other  agency capacity  for the Insured in issuing  checks,  drafts or  securities, unless included under subsection (5) hereof, and
      (8)  each officer, partner or employee of
         (a)  any Depository or Exchange,
         (b) any nominee in whose name is registered any Security included in the systems for the central handling of securities established and maintained by any Depository, and
         (c) any recognized service company which provides clerks or other personnel to any Depository or Exchange on a contract basis, while such officer, partner or employee is performing services for any Depository in the operation of  systems for the central handling of securities, and
      (9) in the case of an Insured  which is an "employee  benefit  plan" (as defined in Section 3 of the Employee  Retirement  Income Security Act
         of 1974  ("ERISA"))  for officers,  directors or employees of another
         Insured  ("In-House  Plan"), any "fiduciary" or other "plan official"
         (within the meaning of Section 412 of ERISA) of such  In-House  Plan, provided  that such  fiduciary or other plan  official is a director, partner,  officer,  trustee or employee of an Insured  (other than an
         In-House Plan).

   Each  employer  of  temporary  personnel  and each  entity  referred  to in subsections  (6)  and (7)  and  their  respective  partners,  officers  and employees  shall  collectively  be  deemed  to be one  person  for  all the purposes of this Bond.

   Brokers, agents,  independent  contractors,  or representatives of the same general character shall not be considered Employees,  except as provided in subsections (3), (6), and (7).

   J. "Exchange" means any national  securities  exchange registered under the
      Securities Exchange Act of 1934.

   K.  "Forgery"  means the  physical  signing  on a  document  of the name of
      another  person  (whether  real  or  fictitious)   with  the  intent  to
      deceive.   A  Forgery  may  be  by  means  of  mechanically   reproduced
      facsimile  signatures as well as  handwritten  signatures.  Forgery does not include the signing of an individual's own name,  regardless of such individual's authority, capacity or purpose.

   L.  "Items of Deposit" means one or more checks or drafts.

   M. "Investment  Company" or "Fund" means an investment  company  registered under the Investment Company Act of 1940.

   N. "Limit of Liability" means, with respect to any Insuring Agreement,  the limit of  liability  of the  Underwriter  for any Single Loss covered by such  Insuring  Agreement  as set  forth  under  the  heading  "Limit of
      Liability"  in  Item 3 of the  Declarations  or in any  Rider  for  such
      Insuring Agreement.

   O. "Mysterious  Disappearance"  means any  disappearance of Property which,
      after  a  reasonable   investigation  has  been  conducted,   cannot  be
      explained.

   P. "Non-Fund" means any corporation,  business trust, partnership, trust or other entity which is not an Investment Company.

   Q. "Phone/Electronic   Transaction   Security  Procedures"  means  security
      procedures for  Phone/Electronic  Transactions as provided in writing to the Underwriter.

   R. "Phone/Electronic  Transaction"  means  any  (1)  redemption  of  shares issued  by an  Investment  Company,  (2)  election  concerning  dividend options  available  to Fund  shareholders,  (3)  exchange of shares in a registered account of one Fund into shares in an identically  registered account  of  another  Fund in the  same  complex  pursuant  to  exchange privileges  of the two Funds,  or (4)  purchase  of shares  issued by an
      Investment Company, which redemption,  election, exchange or purchase is
      requested  by  voice  over  the   telephone  or  through  an  Electronic
      Transmission.

   S. "Property"  means the  following  tangible  items:  money,  postage  and
      revenue  stamps,  precious  metals,   Securities,   bills  of  exchange,
      acceptances,  checks,  drafts,  or other written orders or directions to pay sums certain in money,  certificates  of deposit,  due bills,  money orders,  letters of credit,  financial  futures  contracts,  conditional
      sales  contracts,   abstracts  of  title,  insurance  policies,   deeds,
      mortgages,  and assignments of any of the foregoing,  and other valuable papers,  including  books  of  account  and  other  records  used by the
      Insured  in the  conduct  of its  business,  and all  other  instruments similar to or in the nature of the  foregoing  (but  excluding  all data processing  records),  in which the  Insured has an interest or in which the Insured  acquired or should have acquired an interest by reason of a predecessor's  declared financial condition at the time of the Insured's consolidation  or merger with, or purchase of the  principal  assets of, such  predecessor or which are held by the Insured for any purpose or in any capacity.

   T. "Securities" means original  negotiable or non-negotiable  agreements or instruments  which represent an equitable or legal  interest,  ownership or debt (including  stock  certificates,  bonds,  promissory  notes, and assignments  thereof),  which are in the ordinary course of business and transferable  by  physical  delivery  with  appropriate  endorsement  or
      assignment.   "Securities"   does  not   include   bills  of   exchange,
      acceptances,  certificates of deposit,  checks, drafts, or other written orders or  directions  to pay sums  certain in money,  due bills,  money orders, or letters of credit.

   U. "Security  Company"  means an  entity  which  provides  or  purports  to provide the  transport of Property by secure means,  including,  without limitation, by use of armored vehicles or guards.

   V. "Self  Regulatory  Organization"  means any  association  of  investment advisers or securities  dealers  registered under the federal securities laws, or any Exchange.

   W.  "Shareholder  of Record"  means the record owner of shares issued by an
      Investment  Company or, in the case of joint  ownership  of such shares,
      all  record   owners,   as  designated   (1)  in  the  initial   account
      application,  or (2) in writing accompanied by a signature guarantee, or
      (3) pursuant to procedures as set forth in the Application.

   X. "Single Loss" means:
      (1)  all  loss  resulting  from  any  one  actual  or  attempted   Theft
         committed by one person, or
      (2) all loss  caused by any one act (other  than a Theft or a  Dishonest or Fraudulent Act) committed by one person, or
      (3) all loss caused by Dishonest  or  Fraudulent  Acts  committed by one person, or
      (4)  all   expenses   incurred   with   respect  to  any  one  audit  or
         examination, or
      (5) all loss  caused by any one  occurrence  or event  other  than those specified in subsections (1) through (4) above.

      All  acts  or  omissions  of one  or  more  persons  which  directly  or indirectly  aid or,  by  failure  to  report or  otherwise,  permit  the continuation  of an act referred to in subsections (1) through (3) above of any other  person shall be deemed to be the acts of such other person for purposes of this subsection.

      All acts or  occurrences  or  events  which  have as a common  nexus any
      fact,   circumstance,   situation,   transaction  or  series  of  facts,
      circumstances,  situations,  or  transactions  shall be deemed to be one act, one occurrence, or one event.

   Y. "Telefacsimile"  means a system of transmitting  and  reproducing  fixed graphic  material  (as,  for  example,  printing)  by means  of  signals transmitted over telephone lines or over the Internet.

   Z. "Theft" means  robbery,  burglary or hold-up,  occurring with or without violence or the threat of  violence.

SECTION 2.  EXCLUSIONS

THIS BOND DOES NOT COVER:

   A. Loss  resulting  from (1) riot or civil  commotion  outside  the  United
      States of America  and  Canada,  or (2) war,  revolution,  insurrection, action by armed forces, or usurped power, wherever occurring;  except if such  loss  occurs in  transit,  is  otherwise  covered  under  Insuring
      Agreement  D, and when such  transit was  initiated,  the Insured or any person  initiating such transit on the Insured's behalf had no knowledge of such riot, civil commotion, war, revolution,  insurrection, action by armed forces, or usurped power.

B.    Loss in time of peace or war  resulting  from nuclear  fission or fusion or radioactivity,  or biological or chemical agents or hazards, or fire, smoke, or explosion, or the effects of any of the foregoing.

   C. Loss  resulting  from any Dishonest or  Fraudulent  Act committed by any person  while  acting  in the  capacity  of a  member  of the  Board  of
      Directors or any equivalent body of the Insured or of any other entity.

   D. Loss  resulting  from any  nonpayment  or other  default  of any loan or similar  transaction  made  by the  Insured  or  any  of  its  partners, directors,  officers or employees, whether or not authorized and whether procured in good faith or through a Dishonest or Fraudulent  Act, unless such loss is otherwise covered under Insuring Agreement A, E or F.

   E. Loss  resulting  from any violation by the Insured or by any Employee of any law,  or any rule or  regulation  pursuant  thereto  or adopted by a
      Self Regulatory Organization,  regulating the issuance, purchase or sale of securities,  securities  transactions upon security exchanges or over the counter  markets,  Investment  Companies,  or  investment  advisers, unless such loss, in the absence of such law, rule or regulation,  would be covered under Insuring Agreement A, E or F.

   F. Loss of Property  while in the custody of any Security  Company,  unless such loss is  covered  under  this  Bond and is in excess of the  amount recovered or received by the Insured  under (1) the  Insured's  contract with such Security  Company,  and (2) insurance or indemnity of any kind carried  by such  Security  Company  for the  benefit  of, or  otherwise available to, users of its service,  in which case this Bond shall cover only such  excess,  subject to the  applicable  Limit of  Liability  and
      Deductible Amount.

   G. Potential  income,  including but not limited to interest and dividends, not realized by the Insured  because of a loss covered  under this Bond, except when covered under Insuring Agreement H.

   H. Loss in the form of (1)  damages  of any type for which the  Insured  is legally  liable,  except  direct  compensatory  damages,  or (2)  taxes, fines, or penalties,  including without limitation  two-thirds of treble damage awards pursuant to judgments under any statute or regulation.

   I. Loss  resulting  from the  surrender of Property  away from an office of the Insured as a result of a threat
      (1)   to do  bodily  harm to any  person,  except  loss of  Property  in transit in the custody of any person  acting as messenger as a result of a threat to do bodily harm to such  person,  if the Insured had no knowledge of such threat at the time such transit was initiated, or
      (2)   to do damage to the  premises or Property of the  Insured,  unless such loss is otherwise covered under Insuring Agreement A.

   J. All  costs,   fees  and  other  expenses  incurred  by  the  Insured  in establishing  the  existence  of or amount of loss  covered  under  this
      Bond,  except to the extent  certain  audit  expenses are covered  under
      Insuring Agreement B.

   K. Loss resulting  from payments made to or  withdrawals  from any account, involving funds erroneously  credited to such account,  unless such loss is otherwise covered under Insuring Agreement A.

   L. Loss resulting from uncollectible  Items of Deposit which are drawn upon a  financial  institution  outside  the United  States of  America,  its territories and possessions, or Canada.

   M. Loss resulting from the Dishonest or Fraudulent  Acts,  Theft,  or other acts or  omissions  of an  Employee  primarily  engaged  in the  sale of shares  issued by an  Investment  Company  to  persons  other than (1) a person registered as a broker under the Securities  Exchange Act of 1934 or (2) an "accredited  investor" as defined in Rule 501(a) of Regulation
      D under the Securities Act of 1933, which is not an individual.

    N. Loss  resulting  from the use of credit,  debit,  charge,  access, convenience,  identification,  cash  management or other cards,  whether such cards were  issued or purport to have been issued by the Insured or by anyone else,  unless such loss is otherwise  covered  under  Insuring
      Agreement A.

   O. Loss resulting  from any purchase,  redemption or exchange of securities issued  by  an  Investment  Company  or  other  Insured,  or  any  other instruction, request,  acknowledgement,  notice or transaction involving securities  issued by an  Investment  Company  or other  Insured  or the dividends in respect  thereof,  when any of the  foregoing is requested, authorized  or directed or  purported  to be  requested,  authorized  or directed  by voice over the  telephone  or by  Electronic  Transmission, unless such loss is  otherwise  covered  under  Insuring  Agreement A or
      Insuring Agreement I.

   P. Loss resulting  from any Dishonest or Fraudulent Act or Theft  committed by an Employee as defined in Section 1.I(2),  unless such loss (1) could not have been reasonably  discovered by the due diligence of the Insured at or prior to the time of  acquisition  by the  Insured  of the  assets acquired  from a  predecessor,  and (2) arose out of a lawsuit  or valid claim  brought  against  the Insured by a person  unaffiliated  with the
      Insured or with any person affiliated with the Insured.

   Q. Loss  resulting  from  the  unauthorized  entry  of  data  into,  or the deletion or  destruction  of data in, or the change of data  elements or programs  within,  any  Computer  System,  unless such loss is otherwise covered under Insuring Agreement A.

SECTION 3.  ASSIGNMENT OF RIGHTS

   Upon payment to the Insured  hereunder for any loss, the Underwriter  shall be subrogated to the extent of such payment to all of the Insured's  rights and  claims in  connection  with such  loss;  provided,  however,  that the
   Underwriter  shall not be subrogated to any such rights or claims one named
   Insured  under this Bond may have against  another named Insured under this
   Bond.  At the request of the  Underwriter,  the Insured  shall  execute all assignments or other  documents and take such action as the Underwriter may deem  necessary  or desirable to secure and perfect such rights and claims, including  the execution of documents  necessary to enable the  Underwriter to bring suit in the name of the Insured.

   Assignment  of any  rights or  claims  under  this Bond  shall not bind the
   Underwriter without the Underwriter's written consent.

SECTION 4.  LOSS--NOTICE--PROOF--LEGAL PROCEEDINGS

   This  Bond  is for  the  use  and  benefit  only  of the  Insured  and  the
   Underwriter  shall not be liable  hereunder  for loss  sustained  by anyone other than the  Insured,  except  that if the Insured  includes  such other loss in the Insured's  proof of loss,  the  Underwriter  shall consider its liability  therefor.  As soon as  practicable  and not more than sixty (60)
   days after discovery of any loss covered hereunder,  the Insured shall give the  Underwriter  written notice  thereof and, as soon as  practicable  and
   within  one  year  after  such   discovery,   shall  also  furnish  to  the
   Underwriter   affirmative  proof  of  loss  with  full   particulars.   The
   Underwriter  may extend  the sixty day notice  period or the one year proof of loss period if the Insured  requests an  extension  and shows good cause therefor.

   See also General Agreement C (Court Costs and Attorneys' Fees).

   The  Underwriter  shall  not be  liable  hereunder  for loss of  Securities unless  each of the  Securities  is  identified  in such proof of loss by a certificate  or  bond  number  or  by  such  identification  means  as  the
   Underwriter  may require.  The Underwriter  shall have a reasonable  period after  receipt  of a  proper  affirmative  proof  of loss  within  which to investigate  the claim,  but where the loss is of  Securities  and is clear and  undisputed,  settlement  shall be made within  forty-eight  (48) hours even if the loss involves Securities of which duplicates may be obtained.

   The Insured shall not bring legal  proceedings  against the  Underwriter to recover  any loss  hereunder  prior to sixty  (60) days after  filing  such proof of loss or subsequent to twenty-four  (24) months after the discovery of such loss or, in the case of a legal proceeding to recover  hereunder on account of any judgment  against the Insured in or  settlement  of any suit mentioned in General  Agreement C or to recover  court costs or  attorneys'
   fees paid in any such suit,  twenty-four  (24) months after the date of the final  judgment in or settlement  of such suit.  If any  limitation in this
   Bond is prohibited by any applicable law, such  limitation  shall be deemed to be amended to be equal to the minimum period of limitation  permitted by such law.

   Notice hereunder shall be given to Manager,  Professional Liability Claims,
   ICI Mutual Insurance Company, P.O. Box 730, Burlington, Vermont 05402-0730.

SECTION 5.  DISCOVERY

   For all purposes under this Bond, a loss is discovered,  and discovery of a loss occurs, when the Insured
   (1)  becomes aware of facts, or
   (2)  receives  notice  of an  actual or  potential  claim by a third  party which alleges that the Insured is liable under circumstances, which would cause a  reasonable  person to assume that loss covered by this
   Bond has been or is likely to be incurred  even though the exact  amount or details of loss may not be known.

SECTION 6.  VALUATION OF PROPERTY

   For the purpose of determining the amount of any loss hereunder,  the value of any Property  shall be the market value of such Property at the close of business  on the first  business  day  before the  discovery  of such loss;
   except that
   (1)  the  value  of any  Property  replaced  by the  Insured  prior  to the payment of a claim  therefor  shall be the actual  market  value of such
      Property  at the time of  replacement,  but not in excess of the  market value of such  Property on the first  business day before the  discovery of the loss of such Property;
   (2)  the  value  of   Securities   which  must  be   produced  to  exercise
      subscription,  conversion, redemption or deposit privileges shall be the market value of such  privileges  immediately  preceding the  expiration thereof if the loss of such  Securities  is not  discovered  until after such  expiration,  but if there  is no  quoted  or  other  ascertainable market price for such Property or privileges  referred to in clauses (1)
      and (2), their value shall be fixed by agreement  between the parties or by  arbitration  before an arbitrator or  arbitrators  acceptable to the parties; and
   (3) the value of books of accounts or other  records used by the Insured in the  conduct of its  business  shall be  limited  to the actual  cost of blank books,  blank pages or other materials if the books or records are reproduced  plus the cost of labor for the  transcription  or copying of data furnished by the Insured for reproduction.

SECTION 7.  LOST SECURITIES

   The maximum  liability of the  Underwriter  hereunder  for lost  Securities shall be the payment  for, or  replacement  of, such  Securities  having an aggregate  value not to exceed the  applicable  Limit of Liability.  If the
   Underwriter  shall make payment to the Insured for any loss of  securities, the Insured shall assign to the  Underwriter  all of the  Insured's  right, title and  interest  in and to such  Securities.  In lieu of such  payment, the Underwriter may, at its option,  replace such lost  Securities,  and in such case the  Insured  shall  cooperate  to effect  such  replacement.  To effect the  replacement of lost  Securities,  the  Underwriter may issue or arrange for the issuance of a lost  instrument  bond.  If the value of such
   Securities  does not exceed the applicable  Deductible  Amount (at the time of the  discovery  of the loss),  the  Insured  will pay the usual  premium charged for the lost  instrument bond and will indemnify the issuer of such bond  against  all loss and  expense  that it may  sustain  because  of the issuance of such bond.

   If the value of such Securities  exceeds the applicable  Deductible  Amount
   (at the time of discovery  of the loss),  the Insured will pay a proportion of the usual premium  charged for the lost  instrument  bond,  equal to the percentage  that the  applicable  Deductible  Amount  bears to the value of such  Securities  upon discovery of the loss, and will indemnify the issuer of such bond against all loss and expense that

   is not recovered  from the  Underwriter  under the terms and  conditions of this Bond, subject to the applicable Limit of Liability.

SECTION 8.  SALVAGE

   If any  recovery  is made,  whether by the Insured or the  Underwriter,  on account of any loss within the  applicable  Limit of  Liability  hereunder, the  Underwriter  shall be entitled to the full amount of such  recovery to reimburse the  Underwriter  for all amounts paid  hereunder with respect to such  loss.  If  any  recovery  is  made,  whether  by the  Insured  or the
   Underwriter,  on account of any loss in excess of the  applicable  Limit of
   Liability  hereunder  plus the  Deductible  Amount  applicable to such loss from any source other than suretyship,  insurance, reinsurance, security or indemnity  taken by or for the  benefit of the  Underwriter,  the amount of such recovery,  net of the actual costs and expenses of recovery,  shall be applied to  reimburse  the  Insured in full for the portion of such loss in excess of such Limit of  Liability,  and the  remainder,  if any,  shall be paid first to reimburse  the  Underwriter  for all amounts  paid  hereunder with  respect  to such loss and then to the  Insured  to the  extent of the portion of such loss  within  the  Deductible  Amount.  The  Insured  shall execute all documents  which the  Underwriter  deems necessary or desirable to secure to the Underwriter the rights provided for herein.

SECTION 9.  NON-REDUCTION   AND   NON-ACCUMULATION   OF  LIABILITY  AND  TOTAL
            LIABILITY

   Prior to its  termination,  this  Bond  shall  continue  in force up to the
   Limit of  Liability  for each  Insuring  Agreement  for each  Single  Loss, notwithstanding  any previous  loss (other than such Single Loss) for which the  Underwriter  may have paid or be liable  to pay  hereunder;  PROVIDED, however,  that  regardless of the number of years this Bond shall  continue in force and the number of  premiums  which  shall be payable or paid,  the liability  of the  Underwriter  under this Bond with  respect to any Single
   Loss shall be limited to the applicable Limit of Liability  irrespective of the  total  amount of such  Single  Loss and  shall  not be  cumulative  in amounts from year to year or from period to period.

SECTION 10.  MAXIMUM LIABILITY OF UNDERWRITER; OTHER BONDS OR POLICIES

   The maximum  liability  of the  Underwriter  for any Single Loss covered by any  Insuring  Agreement  under this Bond  shall be the Limit of  Liability
   applicable  to  such  Insuring   Agreement,   subject  to  the   applicable
   Deductible  Amount and the other provisions of this Bond.  Recovery for any
   Single  Loss may not be made under  more than one  Insuring  Agreement.  If any Single Loss  covered  under this Bond is  recoverable  or  recovered in whole or in part because of an unexpired  discovery  period under any other bonds or  policies  issued  by the  Underwriter  to the  Insured  or to any predecessor  in  interest of the  Insured,  the  maximum  liability  of the
   Underwriter  shall be the  greater  of either (1) the  applicable  Limit of
   Liability under this Bond, or (2) the maximum  liability of the Underwriter under such other bonds or policies.

SECTION 11.  OTHER INSURANCE

   Notwithstanding  anything to the  contrary  herein,  if any loss covered by this Bond shall also be covered by other  insurance or  suretyship  for the benefit of the Insured,  the Underwriter shall be liable hereunder only for the  portion  of such loss in excess of the amount  recoverable  under such other  insurance or suretyship,  but not exceeding the applicable  Limit of
   Liability of this Bond.

SECTION 12.  DEDUCTIBLE AMOUNT

   The  Underwriter  shall not be liable under any Insuring  Agreement  unless the amount of the loss covered  thereunder,  after deducting the net amount of all  reimbursement  and/or recovery received by the Insured with respect to such loss  (other  than from any other  bond,  suretyship  or  insurance policy or as an  advance by the  Underwriter  hereunder)  shall  exceed the applicable  Deductible Amount; in such case the Underwriter shall be liable only for such excess,  subject to the applicable Limit of Liability and the other terms of this Bond.

   No  Deductible  Amount  shall  apply to any  loss  covered  under  Insuring
   Agreement A sustained by any Investment Company named as an Insured.

SECTION 13.  TERMINATION

   The  Underwriter  may terminate this Bond as to any Insured or all Insureds only by written  notice to such  Insured or  Insureds  and, if this Bond is terminated as to any Investment  Company,  to each such Investment  Company
   terminated   thereby  and  to  the  Securities  and  Exchange   Commission,
   Washington,  D.C.,  in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

   The  Insured  may  terminate  this  Bond  only  by  written  notice  to the
   Underwriter  not less than sixty (60) days prior to the  effective  date of the termination  specified in such notice.  Notwithstanding  the foregoing, when the Insured  terminates  this Bond as to any Investment  Company,  the effective date of  termination  shall be not less than sixty (60) days from the date the  Underwriter  provides  written  notice of the  termination to each such Investment  Company  terminated thereby and to the Securities and
   Exchange Commission, Washington, D.C.

   This Bond will  terminate as to any Insured that is a Non-Fund  immediately and without notice upon (1) the takeover of such Insured's  business by any
   State or Federal official or agency,  or by any receiver or liquidator,  or
   (2) the filing of a petition  under any State or Federal  statute  relative to  bankruptcy or  reorganization  of the Insured,  or  assignment  for the benefit of creditors of the Insured.

   Premiums  are  earned  until  the  effective  date  of   termination.   The
   Underwriter  shall refund the unearned  premium  computed at short rates in accordance with the Underwriter's  standard short rate cancellation  tables if this  Bond is  terminated  by the  Insured  or pro rata if this  Bond is terminated by the Underwriter.

   Upon the  detection  by any Insured  that an  Employee  has  committed  any
   Dishonest or  Fraudulent  Act(s) or Theft,  the Insured  shall  immediately remove  such  Employee  from a position  that may enable  such  Employee to cause  the  Insured  to  suffer  a loss  by  any  subsequent  Dishonest  or
   Fraudulent  Act(s) or Theft.  The Insured,  within two (2) business days of such  detection,  shall  notify  the  Underwriter  with  full and  complete particulars of the detected Dishonest or Fraudulent Act(s) or Theft.

   For purposes of this section,  detection occurs when any partner,  officer, or supervisory  employee of any Insured,  who is not in collusion with such
   Employee,  becomes  aware that the Employee has  committed any Dishonest or
   Fraudulent Act(s) or Theft.

   This Bond shall  terminate  as to any  Employee by written  notice from the
   Underwriter  to each  Insured  and,  if such  Employee is an Employee of an
   Insured Investment Company, to the Securities and Exchange  Commission,  in
   all cases not less than  sixty  (60) days  prior to the  effective  date of termination specified in such notice.

SECTION 14.  RIGHTS AFTER TERMINATION

   At any time prior to the effective  date of  termination of this Bond as to any Insured, such Insured may, by written notice to the Underwriter,  elect to  purchase  the right under this Bond to an  additional  period of twelve
   (12) months within which to discover  loss  sustained by such Insured prior to the  effective  date of such  termination  and shall  pay an  additional premium therefor as the Underwriter may require.

   Such additional  discovery  period shall terminate  immediately and without notice  upon  the  takeover  of such  Insured's  business  by any  State or
   Federal  official or agency,  or by any  receiver or  liquidator.  Promptly after such  termination  the  Underwriter  shall  refund to the Insured any unearned premium.

   The  right  to  purchase  such  additional  discovery  period  may  not  be exercised  by any State or Federal  official or agency,  or by any receiver or liquidator, acting or appointed to take over the Insured's business.

SECTION 15.  CENTRAL HANDLING OF SECURITIES

   The  Underwriter  shall  not be  liable  for  loss in  connection  with the
   central  handling  of  securities   within  the  systems   established  and
   maintained by any  Depository  ("Systems"),  unless the amount of such loss exceeds the amount  recoverable  or  recovered  under any bond or policy or
   participants'   fund  insuring  the  Depository   against  such  loss  (the
   "Depository's  Recovery");  in such  case the  Underwriter  shall be liable hereunder only for the Insured's share of such excess loss,  subject to the applicable  Limit of Liability,  the Deductible  Amount and the other terms of this Bond.

   For  determining  the Insured's  share of such excess loss, (1) the Insured shall be deemed to have an interest  in any  certificate  representing  any security  included  within  the  Systems  equivalent  to the  interest  the
   Insured  then  has in  all  certificates  representing  the  same  security included within the Systems;  (2) the Depository  shall have reasonably and fairly  apportioned  the  Depository's  Recovery  among all those having an interest  as recorded  by  appropriate  entries in the books and records of the  Depository  in  Property  involved  in such  loss,  so that  each such interest  shall  share in the  Depository's  Recovery in the ratio that the value  of  each  such  interest  bears  to the  total  value  of  all  such interests;  and (3) the  Insured's  share of such  excess loss shall be the amount  of the  Insured's  interest  in  such  Property  in  excess  of the amount(s) so apportioned to the Insured by the Depository.

   This Bond does not afford  coverage in favor of any  Depository or Exchange or any nominee in whose name is  registered  any security  included  within the Systems.

SECTION 16.  ADDITIONAL COMPANIES INCLUDED AS INSURED

   If more than one entity is named as the Insured:

   A. the total  liability of the  Underwriter  hereunder for each Single Loss shall not exceed the Limit of  Liability  which would be  applicable  if there were only one named  Insured,  regardless of the number of Insured entities which sustain loss as a result of such Single Loss,

   B. the Insured  first named in Item 1 of the  Declarations  shall be deemed authorized to make,  adjust, and settle, and receive and enforce payment of, all claims  hereunder  as the agent of each other  Insured  for such purposes  and for the  giving or  receiving  of any notice  required  or permitted to be given hereunder;  provided,  that the Underwriter  shall promptly furnish each named Insured  Investment  Company with (1) a copy of this  Bond  and any  amendments  thereto,  (2) a copy of each  formal filing of a claim hereunder by any other Insured,  and (3)  notification of the  terms  of  the  settlement  of  each  such  claim  prior  to the execution of such settlement,

   C. the  Underwriter  shall not be responsible or have any liability for the proper  application  by  the  Insured  first  named  in  Item  1 of  the
      Declarations of any payment made hereunder to the first named Insured,

   D. for the purposes of Sections 4 and 13, knowledge  possessed or discovery made by any  partner,  officer or  supervisory  Employee  of any Insured shall constitute knowledge or discovery by every named Insured,

   E. if the first  named  Insured  ceases for any reason to be covered  under this Bond,  then the Insured next named shall  thereafter  be considered as the first named Insured for the purposes of this Bond, and

   F. each named  Insured shall  constitute  "the Insured" for all purposes of this Bond.

SECTION 17.  NOTICE AND CHANGE OF CONTROL

   Within  thirty  (30) days  after  learning  that there has been a change in control of an Insured by transfer of its outstanding  voting securities the
   Insured shall give written notice to the Underwriter of:

   A. the  names  of the  transferors  and  transferees  (or the  names of the beneficial  owners if the voting  securities  are  registered in another name), and

   B. the total number of voting  securities  owned by the transferors and the transferees  (or the beneficial  owners),  both  immediately  before and after the transfer, and

   C. the total number of outstanding voting securities.

   As  used  in  this  Section,  "control"  means  the  power  to  exercise  a controlling influence over the management or policies of the Insured.

SECTION 18.  CHANGE OR MODIFICATION

   This Bond may only be modified by written  Rider forming a part hereof over the signature of the  Underwriter's  authorized  representative.  Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity,  in a manner  which  adversely  affects  the  rights of an  Insured  Investment
   Company  shall not become  effective  until at least  sixty (60) days after the  Underwriter  has given written  notice  thereof to the  Securities and
   Exchange  Commission,  Washington,  D.C.,  and to each  Insured  Investment
   Company affected thereby.

IN WITNESS  WHEREOF,  the  Underwriter  has caused this Bond to be executed on the Declarations Page.

                         ICI MUTUAL INSURANCE COMPANY

                       INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 1

------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER

OppenheimerFunds, Inc.                                            87106107B
------------------------------------------------------------------------------
EFFECTIVE DATE                      BOND PERIOD             AUTHORIZED
REPRESENTATIVE

October 31, 2007     October 31, 2007 to October 31, 2008   /S/ Catherine
Dalton
==============================================================================

In  consideration  of  the  premium  charged  for  this  Bond,  it  is  hereby understood and agreed that Item 1 of the Declarations,  Name of Insured, shall include the following:

      Centennial Asset Management Corporation
      OFI Institutional Asset Management, Inc.
      Oppenheimer Acquisition Corporation
      Oppenheimer Real Asset Management, Inc.
      OppenheimerFunds Distributor, Inc.
      OppenheimerFunds Legacy Program
      OppenheimerFunds Services, a division of OppenheimerFunds, Inc.
      Shareholder Financial Services, Inc.
      Shareholder Services, Inc.
      Tremont Partners, Inc.
      OppenheimerFunds, Inc. Capital Accumulation Plan
      OppenheimerFunds, Inc. Retirement Plan
      OppenheimerFunds, Inc. Deferred Compensation Plan
      Bond Fund Series, a series fund consisting of:
        o     Oppenheimer Convertible Securities Fund
      Centennial California Tax Exempt Trust
      Centennial Government Trust
      Centennial Money Market Trust
      Centennial New York Tax-Exempt Trust
      Centennial Tax Exempt Trust
      OFI Tremont Core Strategies Hedge Fund
      OFI Tremont Market Neutral Hedge Fund
      Oppenheimer AMT-Free Municipals
      Oppenheimer AMT-Free New York Municipals
      Oppenheimer Balanced Fund
      Oppenheimer Baring China Fund
      Oppenheimer Baring Japan Fund
      Oppenheimer Baring SMA International Fund
      Oppenheimer California Municipal Fund
      Oppenheimer Capital Appreciation Fund
      Oppenheimer Capital Income Fund
      Oppenheimer Cash Reserves
      Oppenheimer Champion Income Fund
      Oppenheimer Commodity Strategy Total Return Fund
      Oppenheimer Developing Markets Fund
      Oppenheimer Discovery Fund
      Oppenheimer Dividend Growth Fund
      Oppenheimer Emerging Growth Fund
      Oppenheimer Emerging Technologies Fund
      Oppenheimer Enterprise Fund
      Oppenheimer Equity Fund, Inc.
      Oppenheimer Equity Income Fund, Inc.
      Oppenheimer Global Fund
      Oppenheimer Global Opportunities Fund
      Oppenheimer Global Value Fund
      Oppenheimer Gold & Special Minerals Fund
      Oppenheimer Growth Fund
      Oppenheimer Integrity Funds, a series fund consisting of:
        o     Oppenheimer Core Bond Fund
      Oppenheimer International Bond Fund
      Oppenheimer International Diversified Fund
      Oppenheimer International Growth Fund
      Oppenheimer   International   Large-Cap   Core  Trust,   a  series  fund
consisting of:
        o     Oppenheimer International Large-Cap Core Fund
      Oppenheimer International Small Company Fund
      Oppenheimer International Value Trust, a series fund consisting of:
        o     Oppenheimer International Value Fund
      Oppenheimer Limited Term California Municipal Fund
      Oppenheimer Limited-Term Government Fund
      Oppenheimer Main Street Funds, Inc.(R), a series fund consisting of:
        o     Oppenheimer Main Street Fund(R)
      Oppenheimer Main Street Opportunity Fund(R)
      Oppenheimer Main Street Small Cap Fund(R)
      Oppenheimer Master Loan Fund, LLC
      Oppenheimer MidCap Fund
      Oppenheimer Money Market Fund, Inc.
      Oppenheimer Multi-State Municipal Trust, a series fund consisting of:
        o     Oppenheimer New Jersey Municipal Fund
        o     Oppenheimer Pennsylvania Municipal Fund
        o     Oppenheimer Rochester National Municipals
      Oppenheimer Municipal Fund, a series fund consisting of:
        o     Oppenheimer Limited Term Municipal Fund
      Oppenheimer Portfolio Series, a series fund consisting of:
        o     Active Allocation Fund
        o     Equity Investor Fund
        o     Conservative Investor Fund
        o     Moderate Investor Fund
      Oppenheimer Principal Protected Trust II, a series fund consisting of:
        o     Oppenheimer Principal Protected Main Street Fund II
      Oppenheimer Principal Protected Trust III, a series fund consisting of:
        o     Oppenheimer Principal Protected Main Street Fund III
      Oppenheimer Principal Protected Trust, a series fund consisting of:
        o     Oppenheimer Principal Protected Main Street Fund
      Oppenheimer Quest for Value Funds, a series consisting of:
        o     Oppenheimer Quest Balanced Fund
        o     Oppenheimer Quest Opportunity Value Fund
        o     Oppenheimer Small- & Mid- Cap Value Fund
      Oppenheimer Quest International Value Fund, Inc.
      Oppenheimer Real Estate Fund
      Oppenheimer Rising Dividends Fund, Inc.
      Oppenheimer Select Value Fund
      Oppenheimer Senior Floating Rate Fund
      Oppenheimer Series Fund, Inc., a series fund consisting of:
        o     Oppenheimer Disciplined Allocation Fund
        o     Oppenheimer Value Fund
      Oppenheimer Strategic Income Fund
      Oppenheimer Tremont Market Neutral Fund LLC
      Oppenheimer Tremont Opportunity Fund LLC
      Oppenheimer U.S. Government Trust
      Oppenheimer Variable Account Funds, a series fund consisting of:
        o     Oppenheimer MidCap Fund/ VA
        o     Oppenheimer Balanced Fund/ VA
        o     Oppenheimer Capital Appreciation Fund/ VA
        o     Oppenheimer Core Bond Fund/ VA
        o     Oppenheimer Global Securities Fund/ VA
        o     Oppenheimer High Income Fund/ VA
        o     Oppenheimer Main Street Fund/ VA
        o     Oppenheimer Main Street Small Cap Fund/ VA
        o     Oppenheimer Money Fund/ VA
        o     Oppenheimer Strategic Bond Fund/ VA
        o     Oppenheimer Value Fund/ VA
      Panorama Series Fund, Inc., a series fund consisting of:
        o     Government Securities Portfolio
        o     Growth Portfolio
        o     Oppenheimer International Growth Fund/VA
        o     Total Return Portfolio
      Rochester Fund Municipals
      Rochester Portfolio Series, a series fund consisting of:
        o     Limited Term New York Municipal Fund
      Oppenheimer Institutional Money Market Fund
      Oppenheimer Rochester Massachusetts Municipal Fund
      Oppenheimer Rochester Michigan Municipal Fund
      Oppenheimer Rochester Ohio Municipal Fund
      Oppenheimer Rochester Virginia Municipal Fund
      Oppenheimer Absolute Return Fund
      Oppenheimer Life Cycle Funds:
        o     Oppenheimer Transition 2010
        o     Oppenheimer Transition 2015
        o     Oppenheimer Transition 2020
        o     Oppenheimer Transition 2030
      Oppenheimer Rochester Arizona Municipal Fund
      Oppenheimer Rochester Maryland Municipal Fund
      Oppenheimer Rochester Minnesota Municipal Fund
      Oppenheimer Rochester North Carolina Municipal Fund
      Oppenheimer  SMA Core Bond Fund
      Oppenheimer  SMA International Bond Fund
      Oppenheimer Portfolio Series Fixed Income Investor Fund

Except  as above  stated,  nothing  herein  shall be held to  alter,  waive or extend any of the terms of this Bond.

                         ICI MUTUAL INSURANCE COMPANY

                       INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 2

------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER

OppenheimerFunds, Inc.                                            87106107B
------------------------------------------------------------------------------
EFFECTIVE DATE                      BOND PERIOD             AUTHORIZED
REPRESENTATIVE

October 31, 2007     October 31, 2007 to October 31, 2008   /S/ Catherine
Dalton
==============================================================================

In  consideration  of  the  premium  charged  for  this  Bond,  it  is  hereby understood and agreed that this Bond (other than Insuring  Agreements C and D)
does not  cover  loss  resulting  from or in  connection  with  any  business, activities,  or acts or  omissions  of  (including  services  rendered by) any
Insured  which  is not an  Insured  Fund  ("Non-Fund")  or any  Employee  of a
Non-Fund,  except loss, otherwise covered by the terms of this Bond, resulting from or in connection with

   (1)      services  rendered by a Non-Fund to an Insured  Fund,  or to shareholders  of such  Fund in  connection  with  the  issuance, transfer or redemption of their Fund shares; or

   (2)      Investment  Advisory  Services rendered by a Non-Fund to any
        Fund; or

   (3)  distribution, administrative or transfer agency services rendered by a Non-Fund to any Fund; or

   (4)  in the case of a Non-Fund  substantially  all of whose  business is rendering  the services  described in (1), (2), or (3) above,
        the  general   business,   activities   or  operations  of  such
        Non-Fund,  excluding (a) the  rendering of services  (other than those  described  in (1),  (2), or (3) above) to any person,  or
        (b) the sale of goods or property of any kind.

It is  further  understood  and  agreed  that with  respect  to any  Non-Fund,
Insuring  Agreements C and D only cover loss of Property which a Non-Fund uses or holds,  or in which a  Non-Fund  has an  interest,  in each case  wholly or partially in  connection  with the  provision of services as described in (1),
(2), or (3) above.

As used herein,  "Investment  Advisory Services" means (a) advice with respect to the  desirability  of investing  in,  purchasing  or selling  securities or other  property,  including  the power to determine  what  securities or other property  shall  be  purchased  or sold,  but not  including  furnishing  only statistical  and other  factual  information  (such as  economic  factors  and
trends);   and  (b)  the  provision  of  financial,   economic  or  investment
management services,  but only if ancillary and related to the advice referred to in clause (a) above.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                         ICI MUTUAL INSURANCE COMPANY

                       INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 3

------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER

OppenheimerFunds, Inc.                                            87106107B
------------------------------------------------------------------------------
EFFECTIVE DATE                      BOND PERIOD             AUTHORIZED
REPRESENTATIVE

October 31, 2007     October 31, 2007 to October 31, 2008   /S/ Catherine
Dalton
==============================================================================

In  consideration  of  the  premium  charged  for  this  Bond,  it  is  hereby understood and agreed that this Bond (other than Insuring  Agreements C and D)
does not  cover  loss  resulting  from or in  connection  with  any  business, activities,  acts or  omissions  of any Insured or any Employee of any Insured where  such  loss is based  upon,  arises  out of or in any way  involves  the provision  of  services to any Plan,  EXCEPT  loss,  otherwise  covered by the terms of this Bond, resulting from, or in connection with the business of:

(a)   the  provision  of  Investment  Advisory  Services  by an Insured to any
        In-House Plan; or

(b)   the provision of  Administrative  Services by an Insured to any In-House
        Plan;

(c)   the provision of Investment  Advisory Services by an Insured ("Adviser")
        to any Third Party Plan that is a client of the Adviser; or

(d)   the  provision  of  Administrative  Services  by an Insured to any Third
        Party Plan that is a client of the Insured.

It is further  understood  and agreed that  Insuring  Agreements  C and D only cover  loss of  Property  which an  Insured  uses or  holds,  or in which  the
Insured has an interest,  in each case in connection with (a), (b), (c) or (d)
above.

It is further understood and agreed that  notwithstanding the foregoing,  this
Bond (other than  Insuring  Agreements C and D) does not cover loss  resulting from or in connection with, and Insuring  Agreements C and D do not cover loss of Property  which an Insured  uses or holds,  or in which it has an interest, in each case in connection with:

(1)   the  discretionary  voting  by or on  behalf  of any Plan of  Designated
      Securities owned or held by such Plan,  unless, in the case of a vote by or on behalf of the Plan,  such vote was pursuant to the  direction of a majority  of  trustees  of  such  Plan  who  were  not  then  Interested
      Trustees;

(2)   custodial  services for the  safekeeping  and custody of  securities  or other property;

(3)   liability  of an  Insured  arising  from its status as the  employer  of employees  covered  by a Plan  (including  liability  arising  from  the
      Insured's failure to collect contributions or to pay benefits); or

(4)   in the case of an Insured  acting or  purporting  to act as a trustee or
      "directed  trustee"  for any Third  Party  Plan,  any  liability  of the
      Insured  arising  from its  actual  or  alleged  status  as a  fiduciary
      (within the meaning of the Employee  Retirement Security Act of 1974, as amended  ("ERISA"))  to any  such  Third  Party  Plan or its  actual  or alleged  violation  of  Section  502(a)(3)  of ERISA,  except  that this subpart (4) shall not  preclude  indemnification  for  associated  court costs and  attorneys'  fees for which  coverage is  otherwise  available under General Agreement C of this Bond.

It is further understood and agreed that for purposes of this rider:

(1)   "Administrative    Services"   shall   mean   administrative   services,
      including, without limitation,  voting securities which are Plan assets, causing  Plan assets to be invested as directed in  accordance  with the
      Plan,  and  maintaining  records and  preparing  reports with respect to
      Plan contributions, participant accounts and investments.

(2)   "Affiliated  Entity"  means any entity  controlling,  controlled  by, or under common control with an Insured.

(3)   "Designated  Securities"  means securities  issued by an Insured,  or by any  Affiliated  Entity,  or by any Fund to which  such  Insured  or any
      Affiliated Entity provides any services.

(4)   "Interested  Trustee"  means  any  trustee  of a Plan who is also (a) an officer,  director,  trustee,  partner  or  employee  of,  or who  owns, controls,  or holds power to vote 5% or more of the  outstanding  voting securities  of, (i) any  Insured  (other  than such  Plan),  or (ii) any
      Affiliated  Entity,  or  (iii)  any Fund to which  such  Insured  or any
      Affiliated  Entity  provides  any  services,  or  (b) an  Insured  or an
      Affiliated Entity.

(5)   "Plan" means any  retirement  or employee  benefit  plan,  including any trust relating thereto.

(6)   "In-House  Plan" means any Plan for employees of an Insured,  or for any
      Affiliated  Entity, but always excluding employee stock ownership plans, stock bonus plans, and any trusts relating thereto.

(7)   "Third  Party  Plan" means any Plan for  employees  of an entity that is neither an Insured nor an Affiliated Entity.

It is further  understood and agreed that with respect to In-House Plans,  for purposes  of Rider No. 2 of this  bond  only,  an  In-House  Plan  named as an
Insured under this bond shall not be deemed to be a Non-Fund.

Except  as above  stated,  nothing  herein  shall be held to  alter,  waive or extend any of the terms of this Bond.

                         ICI MUTUAL INSURANCE COMPANY

                       INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 4

------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER

OppenheimerFunds, Inc.                                            87106107B
------------------------------------------------------------------------------
EFFECTIVE DATE                      BOND PERIOD             AUTHORIZED
REPRESENTATIVE

October 31, 2007     October 31, 2007 to October 31, 2008   /S/ Catherine
Dalton
==============================================================================

In  consideration  of  the  premium  charged  for  this  Bond,  it  is  hereby understood  and agreed that  notwithstanding  anything to the contrary in this
Bond,  this Bond shall not cover loss resulting from or in connection with the discretionary  voting by any Insured of securities owned or held by any client of such Insured,  where such securities are issued by (1) such Insured, or (2)
any entity  controlling,  controlled  by, or under  common  control  with such
Insured,  ("Affiliated  Entity"), or (3) any Fund to which such Insured or any
Affiliated Entity provides any services.

Except  as above  stated,  nothing  herein  shall be held to  alter,  waive or extend any of the terms of this Bond.

                         ICI MUTUAL INSURANCE COMPANY

                       INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 5

------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER

OppenheimerFunds, Inc.                                            87106107B
------------------------------------------------------------------------------
EFFECTIVE DATE                      BOND PERIOD             AUTHORIZED
REPRESENTATIVE

October 31, 2007     October 31, 2007 to October 31, 2008   /S/ Catherine
Dalton
==============================================================================

In  consideration  of  the  premium  charged  for  this  Bond,  it  is  hereby understood  and agreed that  notwithstanding  Section  2.Q of this Bond,  this
Bond is amended by adding an additional Insuring Agreement J as follows:

   J. COMPUTER SECURITY

Loss  (including  loss of Property)  resulting  directly from Computer  Fraud;
provided,  that the Insured has adopted in writing and generally maintains and
follows  during  the  Bond  Period  all  Computer  Security  Procedures.   The
isolated  failure of the Insured to maintain and follow a particular  Computer
Security  Procedure in a particular  instance will not preclude coverage under this Insuring Agreement,  subject to the specific exclusions herein and in the
Bond.

   1. Definitions.  The following terms used in this Insuring  Agreement shall have the following meanings:

      a.    "Authorized  User"  means any person or entity  designated  by the
         Insured  (through  contract,  assignment of User  Identification,  or otherwise)  as authorized to use a Covered  Computer  System,  or any part  thereof.  An  individual  who invests in an Insured  Fund shall not be considered to be an Authorized  User solely by virtue of being an investor.

      b.    "Computer  Fraud" means the  unauthorized  entry of data into,  or the deletion or  destruction  of data in, or change of data  elements or programs within, a Covered Computer System which:

         (1)      is  committed  by any  Unauthorized  Third  Party  anywhere, alone or in collusion with other Unauthorized Third Parties; and

         (2)      is  committed  with the  conscious  manifest  intent  (a) to cause the Insured to sustain a loss,  and (b) to obtain  financial benefit for the perpetrator or any other person; and

         (3)      causes (x) Property to be  transferred,  paid or  delivered;
            or (y)  an  account  of the  Insured,  or of its  customer,  to be added,  deleted,  debited or credited;  or (z) an  unauthorized or fictitious account to be debited or credited.

      c. "Computer  Security  Procedures"  means  procedures for prevention of unauthorized  computer access and use and  administration of computer access and use as provided in writing to the Underwriter.

      d. "Covered  Computer  System" means any Computer System as to which the
         Insured has possession, custody and control.

      e. "Unauthorized  Third Party"  means any person or entity that,  at the time of the Computer Fraud, is not an Authorized User.

      f. "User  Identification"  means any unique user name (i.e., a series of characters) that is assigned to a person or entity by the Insured.

   2. Exclusions.  It is  further  understood  and agreed  that this  Insuring
      Agreement J shall not cover:

      a. Any loss covered  under  Insuring  Agreement A,  "Fidelity,"  of this
         Bond; and

      b. Any  loss   resulting   directly   or   indirectly   from   Theft  or
         misappropriation   of   confidential   or  proprietary   information,
         material  or  data  (including  but not  limited  to  trade  secrets, computer programs or customer information); and

      c. Any loss resulting from the  intentional  failure to adhere to one or more Computer Security Procedures; and

      d. Any  loss  resulting  from  a  Computer  Fraud  committed  by  or  in collusion with:

         (1)  any  Authorized  User  (whether  a  natural  person  or an entity); or

         (2)  in the case of any  Authorized  User  which is an  entity,
              (a) any director,  officer,  partner, employee or agent of such  Authorized  User, or (b) any entity which  controls, is  controlled  by, or is under  common  control with such
              Authorized User ("Related  Entity"),  or (c) any director, officer,  partner,  employee  or  agent  of  such  Related
              Entity; or

         (3)  in  the  case  of any  Authorized  User  who is a  natural person,  (a) any entity for which such  Authorized User is
              a   director,   officer,   partner,   employee   or  agent
              ("Employer  Entity"),   or  (b)  any  director,   officer,
              partner,  employee or agent of such  Employer  Entity,  or
              (c) any entity which  controls,  is  controlled  by, or is
              under   common   control   with   such   Employer   Entity
              ("Employer-Related   Entity"),   or  (d)   any   director,
              officer,    partner,    employee    or   agent   of   such
              Employer-Related Entity;

         and

      e. Any loss  resulting  from physical  damage to or  destruction  of any
         Covered  Computer  System,  or any part  thereof,  or any data,  data elements or media associated therewith; and

      f. Any  loss  resulting  from  Computer  Fraud  committed  by  means  of wireless access to any Covered Computer System,  or any part thereof, or any data, data elements or media associated therewith; and

      g. Any loss not  directly  and  proximately  caused  by  Computer  Fraud
         (including,  without  limitation,  disruption  of business  and extra expense); and

      h. Payments  made to any  person(s)  who has  threatened  to deny or has denied  authorized  access to a Covered  Computer System or otherwise has threatened to disrupt the business of the Insured.

For purposes of this Insuring Agreement,  "Single Loss," as defined in Section
1.X of this Bond,  shall also  include all loss  caused by  Computer  Fraud(s)
committed by one person, or in which one person is implicated,  whether or not
that  person  is  specifically   identified.  A  series  of  losses  involving
unidentified  individuals,  but arising from the same method of operation, may be deemed by the  Underwriter to involve the same individual and in that event shall be treated as a Single Loss.

It is further  understood  and agreed that  nothing in this Rider shall affect the exclusion set forth in Section 2.0 of this Bond.

Coverage under this Insuring  Agreement  shall  terminate upon  termination of this Bond.  Coverage  under this  Insuring  Agreement  may also be  terminated without terminating this Bond as an entirety:

      (a)  by written  notice  from the  Underwriter  not less than sixty (60)
           days prior to the effective date of  termination  specified in such notice; or

      (b)  immediately by written notice from the Insured to the Underwriter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                         ICI MUTUAL INSURANCE COMPANY

                       INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 6

------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER

OppenheimerFunds, Inc.                                            87106107B
------------------------------------------------------------------------------
EFFECTIVE DATE                      BOND PERIOD             AUTHORIZED
REPRESENTATIVE

October 31, 2007     October 31, 2007 to October 31, 2008   /S/ Catherine
Dalton
==============================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that:

      1.    In the  event  that a loss is  covered  under  more than one
         bond  issued  to  OppenheimerFunds,   Inc.  or  any  affiliates
         thereof  issued  by ICI  Mutual  Insurance  Company,  the total liability of ICI Mutual Insurance  Company under all implicated bonds in combination  shall not exceed the applicable  Limit of
         Liability of the largest of the implicated  bonds.  In no event shall  the  applicable  Limits  of  Liability  of  each  of the implicated  bonds be added  together or  otherwise  combined to determine the total liability of ICI Mutual Insurance Company.

Except  as above  stated,  nothing  herein  shall be held to  alter,  waive or extend any of the terms of this Bond.

                         ICI MUTUAL INSURANCE COMPANY

                       INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 7

------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER

OppenheimerFunds, Inc.                                            87106107B
------------------------------------------------------------------------------
EFFECTIVE DATE                      BOND PERIOD             AUTHORIZED
REPRESENTATIVE

October 31, 2007     October 31, 2007 to October 31, 2008   /S/ Catherine
Dalton
==============================================================================

                               NASD BOND RIDER

In  consideration  of  the  premium  charged  for  this  Bond,  it  is  hereby understood and agreed that with respect to OppenheimerFunds  Distributor, Inc.
and Centennial  Asset  Management  Corporation  only,  this Bond is amended as follows:

1.    For  purposes  of  Insuring  Agreement  C ("On  Premises"),  Sections  2
   ("Exclusions"),  and Section 6 ("Valuation of Property"),  "Property" shall be  deemed  to  include  furnishings,  fixtures,  supplies,  and  equipment located within the office of and owned by the Insured; and

2. For  purposes  of  Insuring   Agreement  C  ("On  Premises"),   "Mysterious
   Disappearances" shall be deemed to include "misplacement."

3. The last sentence of Section 1.I  ("Definitions  - `Employee")  and Section
   2.M are deleted; and

4. The following  statement is added to the Bond:  "The  Underwriter  will use its best efforts to promptly notify the National  Association of Securities
   Dealers,   Inc.  in  the  event  the  Bond  is  cancelled,   terminated  or
   substantially  modified.  Failure  to  make  such  notification  shall  not impair or delay the effectiveness of any such cancellation,  termination or substantial modification."; and

5. The first  sentence of the second  paragraph of Section 13  ("Termination")
   is amended to read as follows:  "The Insured may  terminate  this Bond only by written  notice to the  Underwriter  prior to the effective  date of the termination, with such effective date specified in the notice;" and

It is  further  understood  and  agreed,  the  Underwriter  will  use its best efforts to notify the National Association of Securities Dealers,  Inc. within
30  days in the  event  the  Bond is  substantially  modified,  terminated  or canceled.

Except  as above  stated,  nothing  herein  shall be held to  alter,  waive or extend any of the terms of this Bond.

                         ICI MUTUAL INSURANCE COMPANY

                       INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 8

------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER

OppenheimerFunds, Inc.                                            87106107B
------------------------------------------------------------------------------
EFFECTIVE DATE                      BOND PERIOD             AUTHORIZED
REPRESENTATIVE

October 31, 2007     October 31, 2007 to October 31, 2008   /S/ Catherine
Dalton
==============================================================================

In  consideration  of  the  premium  charged  for  this  Bond,  it  is  hereby understood  and agreed that the  Deductible  Amount for Insuring  Agreement E,
Forgery or Alteration,  and Insuring Agreement F, Securities,  shall not apply with  respect  to  loss  through  Forgery  of a  signature  on  the  following documents:

(1)   letter requesting  redemption of $50,000 or less payable by check to the shareholder of record and addressed to the address of record; or,

(2)   letter requesting  redemption of $50,000 or less by wire transfer to the record shareholder's bank account of record; or

(3)   written  request to a trustee or custodian  for a Designated  Retirement
      Account  ("DRA")  which holds shares of an Insured  Fund,  where such request (a)  purports to be from or at the  instruction  of the Owner of such DRA,  and (b) directs  such  trustee or custodian to transfer
      $50,000 or less from such DRA to a trustee or  custodian  for another
      DRA established for the benefit of such Owner;

provided,  that the Limit of Liability  for a Single Loss as  described  above shall be $50,000 and that the Insured  shall bear 20% of each such loss.  This
Rider  shall  not  apply in the case of any such  Single  Loss  which  exceeds
$50,000;  in such case the  Deductible  Amounts  and Limits of  Liability  set forth in Item 3 of the Declarations shall control.

For purposes of this Rider:

(A)   "Designated  Retirement  Account" means any  retirement  plan or account described  or qualified  under the Internal  Revenue Code of 1986, as amended, or a subaccount thereof.

(B)   "Owner" means the  individual for whose benefit the DRA, or a subaccount thereof, is established.

Except  as above  stated,  nothing  herein  shall be held to  alter,  waive or extend any of the terms of this Bond.

                         ICI MUTUAL INSURANCE COMPANY

                       INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 9

------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER

OppenheimerFunds, Inc.                                            87106107B
------------------------------------------------------------------------------
EFFECTIVE DATE                      BOND PERIOD             AUTHORIZED
REPRESENTATIVE

October 31, 2007     October 31, 2007 to October 31, 2008   /S/ Catherine
Dalton
==============================================================================

In  consideration  of  the  premium  charged  for  this  Bond,  it  is  hereby understood  and agreed that this Bond does not cover any loss  resulting  from or in connection with the acceptance of any Third Party Check, unless

   (1)  such  Third  Party  Check is used to open or  increase  an  account which is  registered  in the name of one or more of the  payees  on such Third Party Check, and

   (2)  reasonable  efforts  are  made  by the  Insured,  or by the  entity receiving  Third Party Checks on behalf of the  Insured,  to verify all  endorsements on all Third Party Checks made payable in amounts
        greater  than  $100,000  (provided,   however,  that  the  isolated
        failure to make such  efforts  in a  particular  instance  will not preclude  coverage,  subject  to the  exclusions  herein and in the
        Bond),

and then only to the extent such loss is otherwise covered under this Bond.

For purposes of this Rider,  "Third Party Check" means a check made payable to one or more parties and offered as payment to one or more other parties.

It is further  understood  and agreed  that  notwithstanding  anything  to the contrary  above or  elsewhere  in the Bond,  this Bond does not cover any loss resulting  from or in  connection  with the  acceptance of a Third Party Check where:

   (1)  any payee on such  Third  Party  Check  reasonably  appears to be a corporation or other entity; or

   (2)  such Third Party Check is made  payable in an amount  greater  than
        $100,000  and does not include the  purported  endorsements  of all payees on such Third Party Check.

It is  further  understood  and agreed  that this  Rider  shall not apply with respect to any coverage  that may be  available  under  Insuring  Agreement A,
"Fidelity."

Except  as above  stated,  nothing  herein  shall be held to  alter,  waive or extend any of the terms of this Bond.

                         ICI MUTUAL INSURANCE COMPANY

                       INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 10

------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER

OppenheimerFunds, Inc.                                            87106107B
------------------------------------------------------------------------------
EFFECTIVE DATE                      BOND PERIOD             AUTHORIZED
REPRESENTATIVE

October 31, 2007     October 31, 2007 to October 31, 2008   /S/ Catherine
Dalton
==============================================================================

In  consideration  of  the  premium  charged  for  this  Bond,  it  is  hereby understood  and agreed  that,  notwithstanding  anything  to the  contrary  in
General  Agreement A of this Bond,  Item 1 of the  Declarations  shall include any Newly Created  Investment  Company or portfolio  provided that the Insured shall  submit to the  Underwriter  within  fifteen  (15) days after the end of each calendar  quarter,  a list of all Newly Created  Investment  Companies or portfolios,  the  estimated  annual  assets of each Newly  Created  Investment
Company  or  portfolio,  and  copies of any  prospectuses  and  statements  of additional  information relating to such Newly Created Investment Companies or portfolios,  unless said prospectuses and statements of additional information have been previously  submitted.  Following the end of a calendar quarter, any
Newly Created  Investment  Company or portfolio  created  within the preceding calendar  quarter will  continue to be an Insured only if the  Underwriter  is notified as set forth in this paragraph,  the  information  required herein is provided to the Underwriter,  and the Underwriter acknowledges the addition of such Newly Created  Investment  Company or portfolio to the Bond by a Rider to this Bond.

For  purposes of this Rider,  Newly  Created  Investment  Company or portfolio shall mean any  Investment  Company or portfolio for which  registration  with the SEC has  been  declared  effective  for a time  period  of less  than  one calendar quarter.

Except  as above  stated,  nothing  herein  shall be held to  alter,  waive or extend any of the terms of this Bond.

                         ICI MUTUAL INSURANCE COMPANY

                       INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 11

------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER

OppenheimerFunds, Inc.                                            87106107B
------------------------------------------------------------------------------
EFFECTIVE DATE                      BOND PERIOD             AUTHORIZED
REPRESENTATIVE

October 31, 2007     October 31, 2007 to October 31, 2008   /S/ Catherine
Dalton
==============================================================================

In  consideration  for  the  premium  charged  for  this  Bond,  it is  hereby understood  and agreed that  notwithstanding  anything to the contrary in this
Bond  (including  Insuring  Agreement  I),  this  Bond does not cover any loss resulting from any On-Line  Redemption(s) or On-Line Purchase(s)  involving an aggregate  amount in excess  of  $250,000  per  shareholder  account  per day, unless before such redemption(s) or purchase(s),  in a procedure  initiated by the  Insured  or  by  the  entity  receiving  the  request  for  such  On-Line
Redemption(s) or On-Line Purchase(s):

      (i) the  Shareholder  of Record  verifies,  by some method other than an
      Electronic  Transmission  effected  by  computer-to-computer   over  the
      Internet  or  utilizing  modem or  similar  connections,  that each such redemption or purchase has been authorized,  and (ii) if such redemption or  purchase  is to be  effected  by wire to or from a  particular  bank account,  a duly  authorized  employee of the bank  verifies the account number to or from which funds are being  transferred,  and that the name on the account is the same as the name of the intended  recipient of the proceeds.

It is  further  understood  and  agreed  that,  notwithstanding  the  Limit of
Liability set forth herein or any other  provision of this Bond,  the Limit of
Liability  with  respect to any Single Loss  caused by an On-Line  Transaction shall be Ten Million  Dollars  ($10,000,000)  and the On-Line  Deductible with respect to Insuring Agreement I is Fifty Thousand Dollars ($50,000).

It  is  further  understood  and  agreed  that   notwithstanding   Section  8,
Non-Reduction and  Non-Accumulation  of Liability and Total Liability,  or any
other  provision  of this  Bond,  the  Aggregate  Limit  of  Liability  of the
Underwriter  under this Bond with respect to any and all loss or losses caused by  On-Line  Transactions  shall  be  an  aggregate  of  Ten  Million  Dollars
($10,000,000)  for the Bond Period,  irrespective  of the total amount of such loss or losses.

For  purposes  of this Rider,  the  following  terms shall have the  following meanings:

"On-Line  Purchase"  means  any  purchase  of shares  issued by an  Investment
Company,  which  purchase is requested by  computer-to-computer  transmissions
over  the  Internet   (including  any  connected  or  associated  intranet  or
extranet) or utilizing modem or similar connections.

"On-Line  Redemption"  means any  redemption of shares issued by an Investment
Company,  which redemption is requested by computer-to computer  transmissions
over  the  Internet   (including  any  connected  or  associated  intranet  or
extranet) or utilizing modem or similar connections.

"On-Line  Transaction"  means any  Phone/Electronic  Transaction  requested by computer-to-computer  transmissions over the Internet (including any connected
or   associated   intranet  or  extranet)   or  utilizing   modem  or  similar
connections.

Except  as above  stated,  nothing  herein  shall be held to  alter,  waive or extend any of the terms of this Bond.

                         ICI MUTUAL INSURANCE COMPANY

                       INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 12

------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER

OppenheimerFunds, Inc.                                            87106107B
------------------------------------------------------------------------------
EFFECTIVE DATE                      BOND PERIOD             AUTHORIZED
REPRESENTATIVE

October 31, 2007     October 31, 2007 to October 31, 2008   /S/ Catherine
Dalton
==============================================================================

In  consideration  for  the  premium  charged  for  this  Bond,  it is  hereby understood  and agreed that,  with respect to Insuring  Agreement I only,  the
Deductible  Amount set forth in Item 3 of the Declarations  ("Phone/Electronic
Deductible") shall not apply with respect to a Single Loss,  otherwise covered by Insuring Agreement I, caused by:

(1)   a  Phone/Electronic  Redemption  requested to be paid or made payable by check to the Shareholder of Record at the address of record; or

(2)   a  Phone/Electronic  Redemption  requested to be paid or made payable by wire  transfer  to the  Shareholder  of Record's  bank  account of record,

provided,  that the Limit of  Liability  for a Single Loss as described in (1)
or (2) above  shall be the lesser of 80% of such loss or $40,000  and that the
Insured  shall  bear the  remainder  of each such Loss.  This Rider  shall not apply if the  application  of the  Phone/Electronic  Deductible  to the Single
Loss would result in coverage of greater  than  $40,000 or more;  in such case the  Phone-initiated  Deductible and Limit of Liability set forth in Item 3 of the Declarations shall control.

For  purposes  of  this  Rider,   "Phone/Electronic   Redemption"   means  any
redemption  of shares  issued by an Investment  Company,  which  redemption is requested (a) by voice over the telephone,  (b) through an automated telephone tone or voice response  system,  (c) by  Telefacsimile,  or (d)  transmissions
over  the  Internet   (including  any  connected  or  associated  intranet  or
extranet) or utilizing modem or similar connections.

Except  as above  stated,  nothing  herein  shall be held to  alter,  waive or extend any of the terms of this Bond.

                         ICI MUTUAL INSURANCE COMPANY

                       INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 13

------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER

OppenheimerFunds, Inc.                                            87106107B
------------------------------------------------------------------------------
EFFECTIVE DATE                      BOND PERIOD             AUTHORIZED
REPRESENTATIVE

October 31, 2007     October 31, 2007 to October 31, 2008   /S/ Catherine
Dalton
==============================================================================

In  consideration  of  the  premium  charged  for  this  Bond,  it  is  hereby understood  and agreed that  notwithstanding  anything to the contrary in this
Bond  (including  Insuring  Agreement H), this Bond does not cover loss caused by a Phone/Electronic Transaction requested:

      o  by wireless  device  transmissions  over the Internet  (including any connected or associated intranet or extranet),

except insofar as such loss is covered under  Insuring  Agreement A "Fidelity"
of this Bond.

Except  as above  stated,  nothing  herein  shall be held to  alter,  waive or extend any of the terms of this Bond.

                         ICI MUTUAL INSURANCE COMPANY

                       INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 14

------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER

OppenheimerFunds, Inc.                                            87106107B
------------------------------------------------------------------------------
EFFECTIVE DATE                      BOND PERIOD             AUTHORIZED
REPRESENTATIVE

October 31, 2007     October 31, 2007 to October 31, 2008   /S/ Catherine
Dalton
==============================================================================

Most property and casualty  insurers,  including ICI Mutual Insurance  Company
("ICI  Mutual"),  are  subject  to  the  requirements  of the  Terrorism  Risk
Insurance Act of 2002 (the "Act").  The Act  establishes  a Federal  insurance backstop  under which ICI Mutual and these other  insurers  will be  partially reimbursed for future  "insured  losses"  resulting  from  certified  "acts of terrorism."  (Each of these  bolded  terms is  defined  by the  Act.)  The Act also places certain  disclosure and other  obligations on ICI Mutual and these other insurers.

Pursuant  to the Act,  any  future  losses to ICI Mutual  caused by  certified
"acts  of  terrorism"  will  be  partially  reimbursed  by the  United  States government  under a formula  established by the Act.  Under this formula,  the
United  States  government  will  reimburse ICI Mutual for 90% of ICI Mutual's
"insured  losses"  in excess of a  statutorily  established  deductible  until total insured  losses of all  participating  insurers  reach $100 billion.  If total  "insured  losses" of all  property  and  casualty  insurers  reach $100 billion during any applicable  period, the Act provides that the insurers will not be liable  under  their  policies  for their  portions of such losses that exceed such amount.  Amounts  otherwise payable under this bond may be reduced as a result.

This  bond  has  no  express  exclusion  for  "acts  of  terrorism."  However, coverage under this bond remains subject to all applicable  terms,  conditions and  limitations  of the bond  (including  exclusions)  that  are  permissible under  the  Act.  The  portion  of the  premium  that is  attributable  to any coverage  potentially  available under the bond for "acts of terrorism" is one percent (1%).

                                Resolutions of
                           Boards I, II and III of
                            the Oppenheimer Funds

      The undersigned  Robert G. Zack, the duly elected,  acting and qualified
Secretary of each of the  investment  companies  identified in Schedules I, II and III, attached hereto  (collectively  the "Funds"),  hereby states that the following  resolutions  were duly and  properly  adopted by a majority  of the
Boards of Trustees or the Boards of Directors,  as  appropriate  (collectively the  "Board"),  of each  Fund,  including  a majority  of its  Board,  who are neither  "interested  persons"  nor  "affiliated  persons"  as  defined in the
Investment  Company Act of 1940, at meetings of the Board of each Fund held at the place and on the date  indicated  in  Schedules  I, II and III;  that said
Resolutions  remain in full force and effect and have not been  modified as of the date of this Certificate:

            RESOLVED:   That  the  amount  and   coverage  of  the
            fidelity bond issued by ICI Mutual  Insurance  Company
            in the amount of $140  million  under  which each Fund
            would be  covered in case of a joint loss by more than
            one covered entity at least for the amounts  indicated
            for   each   Fund,   in  the   schedule   ("Allocation
            Schedule") to be attached by the appropriate  officers
            of  each   Fund  to  the   Securities   and   Exchange
            Commission  filing  required  by rule 17g-1  under the
            Investment  Company  Act of  1940,  under  the  column
            "Allocation of Coverage",  the amount for each Fund to
            be equal to the minimum  amount of  coverage  required
            by rule 17g-1, be and hereby are approved; and

            FURTHER  RESOLVED:  That the form and  amount  of said
            bond  applicable to each Fund,  are hereby  determined
            to be reasonable,  due consideration having been given
            to the value of the  aggregate  assets of each Fund to
            which  covered  persons may have access,  the type and
            terms of the  arrangements  made for the  custody  and
            safekeeping  of  such  assets  and the  nature  of the
            securities in each Fund's portfolio; and

            FURTHER  RESOLVED:  That  (i) the  premium  (the  "Pro
            Rata Premium") in the amount  indicated for each Fund,
            under the column  "Allocation  of Premium  11/1/2007 -
            10/31/2008"  in  the  Allocation  Schedule,  (ii)  the
            reserve  premium  of  21.39%  of the Pro Rata  Premium
            (giving credit to any reserve premium  previously paid
            by that Fund), and (iii) the undertaking  secured by a
            Letter of Credit for which each  Fund's  participation
            is equal to  18.59% of the Pro Rata  Premium  for that
            Fund,  for each  Fund's  participation  in such  joint
            fidelity   insurance  and  for  its  participation  as
            members  of  ICI  Mutual  Insurance  Company  for  the
            period  October  31,  2007 to October  31,  2008,  are
            approved; and

            FURTHER   RESOLVED:   That   each   Fund   is   hereby
            authorized to execute the Letter of Credit  referenced
            in the preceding  resolution,  on an unsecured  basis;
            and

            FURTHER  RESOLVED:  That the Secretary of each Fund is
            hereby   designated   and  authorized  to  execute  an
            agreement  with all  other  joint  insureds  under the
            joint insured  bond,  and to make the filings and give
            the  notices  as  required  by rule  17g-1  under  the
            Investment Company Act of 1940.

Executed in New York, New York
November 5, 2007

                                                /s/ Robert G. Zack
                                                    _______________________
                                                     Robert G. Zack, Secretary

                                  Schedule I

                          Board I Oppenheimer Funds

      The  Meetings  of the  Boards of the  following  funds  were held in New
York, New York on August 16, 2007:

            OFI TREMONT CORE STRATEGIES HEDGE FUND
            OFI TREMONT MARKET NEUTRAL HEDGE FUND
            OPPENHEIMER ABSOLUTE RETURN FUND
            OPPENHEIMER AMT-FREE MUNICIPALS
            OPPENHEIMER AMT-FREE NEW YORK MUNICIPALS
            OPPENHEIMER BALANCED FUND
            OPPENHEIMER BARING CHINA FUND
            OPPENHEIMER BARING JAPAN FUND
            OPPENHEIMER BARING SMA INTERNATIONAL FUND
            OPPENHEIMER CALIFORNIA MUNICIPAL FUND
            OPPENHEIMER CAPITAL APPRECIATION FUND
            OPPENHEIMER DEVELOPING MARKETS FUND
            OPPENHEIMER DISCOVERY FUND
            OPPENHEIMER DIVIDEND GROWTH FUND
            OPPENHEIMER EMERGING GROWTH FUND
            OPPENHEIMER EMERGING TECHNOLOGIES FUND
            OPPENHEIMER ENTERPRISE FUND
            OPPENHEIMER GLOBAL FUND
            OPPENHEIMER GLOBAL OPPORTUNITIES FUND
            OPPENHEIMER GLOBAL VALUE FUND
            OPPENHEIMER GOLD & SPECIAL MINERALS FUND
            OPPENHEIMER GROWTH FUND
            OPPENHEIMER INSTITUTIONAL MONEY MARKET FUND
            OPPENHEIMER INTERNATIONAL DIVERSIFIED FUND
            OPPENHEIMER INTERNATIONAL GROWTH FUND
            OPPENHEIMER INTERNATIONAL LARGE -CAP CORE TRUST
            OPPENHEIMER INTERNATIONAL SMALL COMPANY FUND
            OPPENHEIMER INTERNATIONAL VALUE TRUST
            OPPENHEIMER LIMITED TERM CALIFORNIA MUNICIPAL FUND
            OPPENHEIMER MONEY MARKET FUND, INC.
            OPPENHEIMER MULTI-STATE MUNICIPAL TRUST
            OPPENHEIMER PORTFOLIO SERIES
            OPPENHEIMER REAL ESTATE FUND
            OPPENHEIMER ROCHESTER ARIZONA MUNICIPAL FUND
            OPPENHEIMER ROCHESTER MARLAND MUNICIPAL FUND
            OPPENHEIMER ROCHESTER MASSACHUSETTS MUNICIPAL FUND
            OPPENHEIMER ROCHESTER MICHIGAN MUNICIPAL FUND
            OPPENHEIMER ROCHESTER MINNESOTA MUNICIPAL FUND
            OPPENHEIMER ROCHESTER NORTH CAROLINA MUNICIPAL FUND
            OPPENHEIMER ROCHESTER OHIO MUNICIPAL FUND
            OPPENHEIMER ROCHESTER VIRGINA MUNICIPAL FUND
            OPPENHEIMER SELECT VALUE FUND
            OPPENHEIMER SERIES FUND, INC.
            OPPENHEIMER SMA CORE BOND FUND
            OPPENHEIMER SMA INTERNATIONAL BOND FUND
            OPPENHEIMER TRANSITION 2010
            OPPENHEIMER TRANSITION 2015
            OPPENHEIMER TRANSITION 2020
            OPPENHEIMER TRANSITION 2030
            OPPENHEIMER U.S. GOVERNMENT TRUST
            OPPENHEIMER TREMONT MARKET NEUTRAL FUND LLC
            OPPENHEIMER TREMONT OPPORTUNITY FUND LLC

                                 Schedule II

                          Board II Oppenheimer Funds

      The  Meetings  of the  Boards  of  the  following  funds  were  held  in
Centennial, Colorado on August 29, 2007:

            CENTENNIAL CALIFORNIA TAX EXEMPT TRUST
            CENTENNIAL GOVERNMENT TRUST
            CENTENNIAL MONEY MARKET TRUST
            CENTENNIAL NEW YORK TAX EXEMPT TRUST
            CENTENNIAL TAX EXEMPT TRUST
            OPPENHEIMER CAPITAL INCOME FUND
            OPPENHEIMER CASH RESERVES
            OPPENHEIMER CHAMPION INCOME FUND
            OPPENHEIMER EQUITY FUND, INC.
            OPPENHEIMER INTEGRITY FUNDS
            OPPENHEIMER INTERNATIONAL BOND FUND
            OPPENHEIMER LIMITED-TERM GOVERNMENT FUND
            OPPENHEIMER MAIN STREET FUNDS, INC.
            OPPENHEIMER MAIN STREET OPPORTUNITY FUND
            OPPENHEIMER MAIN STREET SMALL CAP FUND
            OPPENHEIMER MASTER SERIES LOAN FUND, LLC
            OPPENHEIMER MUNICIPAL FUND
            OPPENHEIMER PORTFOLIO SERIES FIXED INCOME INVESTOR FUND
            OPPENHEIMER PRINCIPAL PROTECTED TRUST I
            OPPENHEIMER PRINCIPAL PROTECTED TRUST II
            OPPENHEIMER PRINCIPAL PROTECTED TRUST III
            OPPENHEIMER REAL ASSET FUND
            OPPENHEIMER SENIOR FLOATING RATE FUND
            OPPENHEIMER STRATEGIC INCOME FUND
            OPPENHEIMER VARIABLE ACCOUNT FUNDS
            PANORAMA SERIES FUND, INC.

                                 Schedule III

                         Board III Oppenheimer Funds

      The  Meetings  of the  Boards of the  following  funds  were held in New
York, New York on August 13, 2007:

            BOND FUND SERIES
            OPPENHEIMER EQUITY INCOME FUND, INC.
            OPPENHEIMER MIDCAP FUND
            OPPENHEIMER QUEST FOR VALUE FUNDS
            OPPENHEIMER QUEST INTERNATIONAL VALUE FUND, INC.
            OPPENHEIMER RISING DIVIDENDS FUND, INC.
            ROCHESTER FUND MUNICIPALS
            ROCHESTER PORTFOLIO SERIES

   PREMIUM ALLOCATION OF FIDELITY INSURANCE
      Coverage $140,000,000

                                      09/30/07   Minimum                 Premium
                                      Size in    Coverage   Allocation  10/31/2007-
                                      Millions  (17G-1      of          10/31/2008
                                                  Sched)    Coverage
                                      --------- ----------- ----------  -----------
                                      --------- ----------- ----------  -----------
     Board I
 853 Oppenheimer Absolute Return          20.3     250,000    250,000        1,060
     Fund
 310 Oppenheimer AMT-Free              2,436.7   1,700,000  1,700,000        7,205
     Municipals
 360 Oppenheimer AMT-Free New York     1,467.4   1,250,000  1,250,000        5,298
     Municipals
 240 Oppenheimer Balanced Fund         1,076.8   1,250,000  1,250,000        5,298
 820 Oppenheimer Baring China             89.7     450,000    450,000        1,907
     Fund
 830 Oppenheimer Baring Japan             11.9     200,000    200,000          848
     Fund
 841 Oppenheimer Baring SMA                2.2     100,000    100,000          424
     International Fund
 790 Oppenheimer California            2,322.6   1,700,000  1,700,000        7,205
     Municipal Fund
 320 Oppenheimer Capital               8,697.4   2,500,000  2,500,000       10,595
     Appreciation Fund
 785 Oppenheimer Developing           11,973.8   2,500,000  2,500,000       10,595
     Markets Fund
 500 Oppenheimer Discovery Fund          747.9     900,000    900,000        3,814
 560 Oppenheimer Dividend Growth         127.8     525,000    525,000        2,225
     Fund
 721 Oppenheimer Emerging Growth         130.1     525,000    525,000        2,225
     Fund
 765 Oppenheimer Emerging                159.1     600,000    600,000        2,543
     Technologies Fund
 885 Oppenheimer Enterprise Fund         246.9     600,000    600,000        2,543
 330 Oppenheimer Global Fund          18,171.3   2,500,000  2,500,000       10,595
 215 Oppenheimer Global                4,776.4   2,500,000  2,500,000       10,595
     Opportunities Fund
 687 Oppenheimer Global Value Fund         0.0      50,000     50,000          212
     (1)
 410 Oppenheimer Gold & Special        1,813.7   1,500,000  1,500,000        6,357
     Minerals Fund
 270 Oppenheimer Growth Fund           1,368.8   1,250,000  1,250,000        5,298
 647 Oppenheimer Institutional Money   6,415.0   2,500,000  2,500,000       10,595
     Market Fund
 825 Oppenheimer International         2,656.1   1,900,000  1,900,000        8,052
     Growth Fund
 815 Oppenheimer International Small   3,232.5   2,100,000  2,100,000        8,900
     Company Fund
 200 Oppenheimer Money Market          2,142.1   1,700,000  1,700,000        7,205
     Fund, Inc.
Oppenheimer Multi-State Municipal
Trust (3 series)
 395 Oppenheimer New Jersey              864.2   1,000,000  1,000,000        4,238
     Municipal Fund
 740 Oppenheimer Pennsylvania          1,358.3   1,250,000  1,250,000        5,298
     Municipal Fund
 795 Oppenheimer Rochester             8,051.0   2,500,000  2,500,000       10,595
     National Municipals
 582 Oppenheimer Rochester Arizona        26.4     300,000    300,000        1,271
     Municipal Fund
 567 Oppenheimer Rochester Maryland       30.0     300,000    300,000        1,271
     Municipal Fund
 579 Oppenheimer Rochester                31.6     300,000    300,000        1,271
     Massachusetts Municipal Fund
 573 Oppenheimer Rochester Michigan       49.8     350,000    350,000        1,483
     Municipal Fund
 585 Oppenheimer Rochester Minnesota      18.7     225,000    225,000          954
     Municipal Fund
 655 Oppenheimer Rochester North          51.2     400,000    400,000        1,695
     Carolina Municipal Fund
 570 Oppenheimer Rochester Ohio           55.1     400,000    400,000        1,695
     Municipal Fund
 576 Oppenheimer Rochester Virginia       22.8     250,000    250,000        1,060
     Municipal Fund
Oppenheimer Series Fund (1
series)
 375 Oppenheimer Value Fund            3,144.5   2,100,000  2,100,000        8,900
 220 Oppenheimer U.S. Government       1,056.8   1,250,000  1,250,000        5,298
     Trust
 482 OFI Tremont Core Strategies         189.5     600,000    600,000        2,543
     Hedge Fund
 481 OFI Tremont Market Neutral           72.7     400,000    400,000        1,695
     Hedge Fund
 195 Oppenheimer International         1,734.9   1,500,000  1,500,000        6,357
     Diversified Fund
Oppenheimer International Value
Trust (1 series)
 625 Oppenheimer International           213.8     600,000    600,000        2,543
     Value Fund
 801 Oppenheimer Limited Term            283.7     750,000    750,000        3,179
     California Municipal Fund
Oppenheimer Portfolio Series (4
series)
 550 Active Allocation Fund            2,685.5   1,900,000  1,900,000        8,052
 540 Conservative Investor Fund          331.9     750,000    750,000        3,179
 555 Equity Investor Fund                520.4     900,000    900,000        3,814
 545 Moderate Investor Fund              894.4   1,000,000  1,000,000        4,238
 590 Oppenheimer Real Estate Fund        606.7     900,000    900,000        3,814
 600 Oppenheimer Select Value            625.4     900,000    900,000        3,814
     Fund
 843 Oppenheimer SMA Core Bond            25.6     300,000    300,000        1,271
     Fund
 842 Oppenheimer SMA                      51.3     400,000    400,000        1,695
     International Bond Fund
 465 Oppenheimer Transition 2010           6.6     150,000    150,000          636
 471 Oppenheimer Transition 2015           8.9     175,000    175,000          742
 665 Oppenheimer Transition 2020          10.6     200,000    200,000          848
 682 Oppenheimer Transition 2030          10.6     200,000    200,000          848
 371 Oppenheimer Tremont Market           43.6     350,000    350,000        1,483
     Neutral Fund LLC
 372 Oppenheimer Tremont Opportunity      66.8     400,000    400,000        1,695
     Fund LLC

     Total Board I Funds                93,229  54,050,000  54,050,000     229,071
                                      --------- ----------- ----------  -----------
                                      --------- ----------- ----------  -----------

     Board II

 180 Centennial California Tax           177.0     600,000    600,000        2,543
     Exempt Trust
 170 Centennial Government Trust       1,057.1   1,250,000  1,250,000        5,298
 150 Centennial Money Market          20,347.3   2,500,000  2,500,000       10,595
     Trust
 780 Centennial New York Tax              66.1     400,000    400,000        1,695
     Exempt Trust
 160 Centennial Tax Exempt Trust       1,748.9   1,500,000  1,500,000        6,357
 300 Oppenheimer Capital Income        3,238.5   2,100,000  2,100,000        8,900
     Fund
 760 Oppenheimer Cash Reserves         1,052.3   1,250,000  1,250,000        5,298
 190 Oppenheimer Champion Income       2,545.6   1,900,000  1,900,000        8,052
     Fund
 735 Oppenheimer Commodity Strategy    1,408.0   1,250,000  1,250,000        5,298
     Total Return Fund
 420 Oppenheimer Equity Fund,          3,240.3   2,100,000  2,100,000        8,900
     Inc.
Oppenheimer Integrity Funds (1
series)
 285 Oppenheimer Core Bond Fund        1,911.5   1,500,000  1,500,000        6,357
 880 Oppenheimer International         8,489.3   2,500,000  2,500,000       10,595
     Bond Fund
 855 Oppenheimer Limited-Term          2,092.0   1,700,000  1,700,000        7,205
     Government Fund
Oppenheimer Main Street Funds,
Inc. (1 series)
  700 Oppenheimer Main Street Fund    11,867.0   2,500,000  2,500,000       10,595
  731 Oppenheimer Main Street          4,399.8   2,500,000  2,500,000       10,595
      Opportunity Fund
  847 Oppenheimer Main Street          5,808.7   2,500,000  2,500,000       10,595
      Small Cap Fund
 1241 Oppenheimer Master Loan              0.0      50,000     50,000          212
      Fund, LLC (1)
Oppenheimer Municipal Fund (1
series)
 860 Oppenheimer Limited Term          1,846.3   1,500,000  1,500,000        6,357
     Municipal Fund
 404 Oppenheimer Portfolio Series          0.0      50,000     50,000          212
     Fixed Income Investor Fund  (1)
Oppenheimer Principal Protected
Trust (1 series)
 676 Oppenheimer Principal Protected     197.6     600,000    600,000        2,543
     Main Street Fund
Oppenheimer Principal Protected
Trust II (1 series)
 711 Oppenheimer Principal Protected     154.6     600,000    600,000        2,543
     Main Street Fund II
Oppenheimer Principal Protected
Trust III (1 series)
 771 Oppenheimer Principal Protected      63.3     400,000    400,000        1,695
     Main Street Fund III
 291 Oppenheimer Senior Floating       3,545.4   2,300,000  2,300,000        9,748
     Rate Fund
 230 Oppenheimer Strategic             8,574.6   2,500,000  2,500,000       10,595
     Income Fund
Oppenheimer Variable Account
Funds (11 series)
 620 Oppenheimer Aggressive            1,130.0   1,250,000  1,250,000        5,298
     Growth Fund/VA
 670 Oppenheimer Balanced Fund/VA        536.5     900,000    900,000        3,814
 610 Oppenheimer Capital               2,260.0   1,700,000  1,700,000        7,205
     Appreciation Fund/VA
 630 Oppenheimer Core Bond               434.2     750,000    750,000        3,179
     Fund/VA
 485 Oppenheimer Global                4,191.1   2,500,000  2,500,000       10,595
     Securities Fund/VA
 640 Oppenheimer High Income             507.4     900,000    900,000        3,814
     Fund/VA
 650 Oppenheimer Main Street           2,449.0   1,700,000  1,700,000        7,205
     Fund/VA
 297 Oppenheimer Main Street Small       918.3   1,000,000  1,000,000        4,238
     Cap Fund/VA
 660 Oppenheimer Money Fund/VA           190.9     600,000    600,000        2,543
 265 Oppenheimer Strategic Bond        3,227.1   2,100,000  2,100,000        8,900
     Fund/VA
 642 Oppenheimer Value Fund/VA             8.7     175,000    175,000          742
Panorama Series Fund, Inc. (4
series)
 608 Growth Portfolio                    149.0     525,000    525,000        2,225
 616 Oppenheimer International           408.8     750,000    750,000        3,179
     Growth Fund/VA
 609 Total Return Portfolio              227.4     600,000    600,000        2,543
 613 Government Securities                16.9     225,000    225,000          954
     Portfolio

     Total Board II Funds              100,486  51,725,000  51,725,000     219,217
                                      --------- ----------- ----------  -----------
                                      --------- ----------- ----------  -----------

     Board III
Bond Fund Series (1 series)
 345 Oppenheimer Convertible             421.2     750,000    750,000        3,179
     Securities Fund
 835 Oppenheimer Equity Income           519.4     900,000    900,000        3,814
     Fund, Inc.
 745 Oppenheimer MidCap Fund           1,023.0   1,250,000  1,250,000        5,298
 254 Oppenheimer Quest International   1,251.6   1,250,000  1,250,000        5,298
     Value Fund, Inc.
Oppenheimer Quest for Value
Funds (3 series)
 257 Oppenheimer Quest Balanced        5,774.4   2,500,000  2,500,000       10,595
     Fund
 236 Oppenheimer Quest                 1,442.9   1,250,000  1,250,000        5,298
     Opportunity Value Fund
 225 Oppenheimer Rising                1,024.9   1,250,000  1,250,000        5,298
     Dividends Fund, Inc.
 251 Oppenheimer Small- & Mid-         5,190.4   2,500,000  2,500,000       10,595
     Cap Value Fund
 365 Rochester Fund Municipals        11,049.1              2,500,000       10,595
                                                 2,500,000
Rochester Portfolio Series (1
series)
 355 Limited Term New York             3,998.1   2,300,000  2,300,000        9,748
     Municipal Fund

     Total Board III Funds              31,695  16,450,000  16,450,000      69,717
                                      --------- ----------- ----------  -----------
                                      --------- ----------- ----------  -----------

                                      --------- -----------
                                      --------- -----------
     All Funds - Subtotal             $225,411              122,225,000  $
                                                $122,225,000               518,004
                                      ========= =========== ----------  -----------
                                      ========= =========== ----------  -----------

     OFI and affiliates                                     17,775,000      90,961
                                                            ----------  -----------
                                                            ----------  -----------

     Total (Funds, OFI,                                                   $608,966
     Affiliates)
                                                                        ===========
                                                                        ===========

     OFS/SSI                                                               107,465
                                                                        -----------
                                                                        -----------

                                                            ----------  -----------
                                                            ----------  -----------
     Grand Total                                            $140,000,000 $
                                                                           716,430
                                                            ==========  ===========
                                                            ==========  ===========

 (1) Amount to be retained by OFI until the
     fund is effective

                 JOINT INSURED AGREEMENT - BLANKET BOND

      Agreement  made  as of  October  31,  2007  (except  as  otherwise indicated  below)  by and  among  the  investment  companies  listed  on
Schedules A, B and C hereto (collectively,  the "Funds"),  together with
certain  other  insured   parties  listed  on  Schedule  D  hereto  (the
"Managers"),  which  are  described  in part  (b) of Rule  17g-1  of the
Securities and Exchange  Commission under the Investment  Company Act of
1940,  as amended,  ("Rule  17g-1") and which,  together with the Funds, are hereinafter collectively referred to as the "Assureds";

      WHEREAS,   each  of  the  Assureds  is  jointly   insured  against
specified  fidelity and other losses under an investment Company Blanket
Bond currently issued in the aggregate amount of $140.0 million,  by ICI
Mutual Insurance Company (the "Bond");

      WHEREAS,  certain of the Funds,  the Managers and other  entities, were  parties  to a Joint  Insured  Agreement  by and  among  them as of
October 31, 2006; and

      WHEREAS,  since October 31, 2006, the Bond was renewed,  the limit was increased, and the listing of Funds insured by the Bond was changed;

      NOW,  THEREFORE,  in  consideration  of the mutual  covenants  set forth below, the Assureds agree as follows:

      1.    Except as  stated in  paragraph  3 of this  Agreement,  each
Fund agrees to maintain  fidelity  coverage  under the Bond in an amount
(i) equal to that  required  under  paragraph  (d)(1) of Rule 17g-1,  or
(ii) for multi-series  Funds,  the sum of the coverage  assigned to each series that is equal to that  required  under  paragraph  (d)(1) of Rule
17g-1. All Assureds agree to maintain  aggregate  coverage for all other losses  insured  against  under the Bond in the amounts set forth in the
Bond,  unless  otherwise  agreed by the  Assureds.  The premium cost for the Bond  (the  "Bond  Premium")  will be  shared  as  follows:  (a) the
Managers will, in the aggregate,  share in the premium cost in an amount equal to the ratio of the amount of coverage  assigned in the  aggregate to the  Managers (as  determined  from time to time) to the total amount of coverage  under the Bond,  and the Managers shall also pay 15% of the
Bond Premium on behalf of its transfer agent  division and  subsidiaries named  in  Schedule  D,  and (b)  each of the  Funds  will  share in the balance  of  the  Bond  Premium  in  the  ratio  of  the  amount  of its respective  coverage as so determined  from time to time pursuant to the procedure set forth in paragraphs 2 and 3 hereof.

      2.    In the event that any Assured  determines that the amount of its coverage  should be reduced,  such  reduction will be effected and a return of the reallocated  premium made if and to the extent that one or more  of  the  other  participating  Assureds  requires  or  desires  an increased amount of insurance coverage.

      3.    Any Fund  may,  pursuant  to a  resolution  or policy of its
Board,  have a  greater  amount of  fidelity  insurance  and have  other insurance  coverages in additional  amounts  provided by the Bond if the total  coverage  under the Bond  (including  any increase or adjustment)
can include such  insurance  and the  allocation of premium to such Fund for the  remaining  term of the Bond  will be based on the  ratio of its elected coverage to the total amount of coverage under the Bond.

      4.    In the  event  a loss  is  sustained  by two or  more of the
Assureds that exceeds the Bond's limit of liability,  the amount of such recovery  will be  prorated  in the ratio of the  insurance  coverage of such Assureds  under the Bond,  provided that for fidelity  losses under the Bond,  such recovery for a Fund will be at least equal to the amount it would have received had it provided and  maintained a single  insured bond  with the  minimum  coverage  required  of that  Fund by  paragraph
(d)(1) of Rule 17g-1.

      5.    An  investment  company (a "New Fund")  having an investment adviser or subadvisor that is, or is affiliated with,  OppenheimerFunds,
Inc.  ("OFI") and either  having the same Board of  Directors,  Board of
Trustees,  Board of  Managing  General  Partners or Board of Managers as
any of the Funds,  may become a named insured  under the Bond,  provided that the Assureds agree to any increase in aggregate  coverage under the
Bond if necessary,  and provided that the New Fund causes this Agreement to be  signed  on its  behalf  as of the date it agrees to the terms and conditions of this Agreement;  such New Fund shall be deemed to be added to the appropriate Schedule,  according to its Board. A party that is an affiliate,  or an affiliate of an  affiliate,  of OFI (a "New  Manager")
may  become  a named  insured  under  the  Bond,  provided  that the New
Manager  causes this Agreement to be signed on its behalf as of the date it  agrees  to the  terms and  conditions  of this  Agreement;  such New
Manager shall be deemed to be added to Schedule D.

      6.    Each  of  the  Assureds  understands  and  agrees  that  the obligations  of the Assureds  under this  Agreement are not binding upon any  shareholder or Director of the Assureds  personally,  but bind only the  Assureds  and  their  respective  property.  Each  of the  Assureds represents  that it has notice of the provisions of the  Declarations of
Trust of the  Assureds  that are  organized  as  Massachusetts  business trusts and the  Agreements of Limited  Partnership  of the Assureds that
are   organized   as   Delaware   limited   partnerships,    disclaiming
shareholder,  trustee and managing general partner liability for acts or obligations of such Assureds.

      7.    This  Agreement   supersedes  the  aforesaid  Joint  Insured
Agreement dated October 31, 2006.

      IN  WITNESS  WHEREOF,   the  parties  hereto  have  executed  this
Agreement as of the date and year above written.

                               SCHEDULE A
                           ["Board I Funds"]

            OFI TREMONT CORE STRATEGIES HEDGE FUND
            OFI TREMONT MARKET NEUTRAL HEDGE FUND
            OPPENHEIMER ABSOLUTE RETURN FUND
            OPPENHEIMER AMT-FREE MUNICIPALS
            OPPENHEIMER AMT-FREE NEW YORK MUNICIPALS
            OPPENHEIMER BALANCED FUND
            OPPENHEIMER BARING CHINA FUND
            OPPENHEIMER BARING JAPAN FUND
            OPPENHEIMER BARING SMA INTERNATIONAL FUND
            OPPENHEIMER CALIFORNIA MUNICIPAL FUND
            OPPENHEIMER CAPITAL APPRECIATION FUND
            OPPENHEIMER DEVELOPING MARKETS FUND
            OPPENHEIMER DISCIPLINED ALLOCATION FUND
            OPPENHEIMER DISCOVERY FUND
            OPPENHEIMER DIVIDEND GROWTH FUND
            OPPENHEIMER EMERGING GROWTH FUND
            OPPENHEIMER EMERGING TECHNOLOGIES FUND
            OPPENHEIMER ENTERPRISE FUND
            OPPENHEIMER GLOBAL FUND
            OPPENHEIMER GLOBAL OPPORTUNITIES FUND
            OPPENHEIMER GLOBAL VALUE FUND
            OPPENHEIMER GOLD & SPECIAL MINERALS FUND
            OPPENHEIMER GROWTH FUND
            OPPENHEIMER INSTITUTIONAL MONEY MARKET FUND
            OPPENHEIMER INTERNATIONAL DIVERSIFIED FUND
            OPPENHEIMER INTERNATIONAL GROWTH FUND
            OPPENHEIMER INTERNATIONAL SMALL COMPANY FUND
            OPPENHEIMER INTERNATIONAL LARGE-CAP CORE TRUST
            OPPENHEIMER INTERNATIONAL VALUE FUND
            OPPENHEIMER TRANSITION 2010
            OPPENHEIMER TRANSITION 2015
            OPPENHEIMER TRANSITION 2020
            OPPENHEIMER TRANSITION 2030
            OPPENHEIMER LIMITED TERM CALIFORNIA MUNICIPAL FUND
            OPPENHEIMER MONEY MARKET FUND, INC.
            OPPENHEIMER MULTI-STATE MUNICIPAL TRUST
            OPPENHEIMER PORTFOLIO SERIES
            OPPENHEIMER REAL ESTATE FUND
            OPPENHEIMER ROCHESTER ARIZONA MUNICIPAL FUND
            OPPENHEIMER ROCHESTER MARYLAND MUNICIPAL FUND
            OPPENHEIMER ROCHESTER MASSACHUSETTS MUNICIPAL FUND
            OPPENHEIMER ROCHESTER MICHIGAN MUNICIPAL FUND
            OPPENHEIMER ROCHESTER MINNESOTA MUNCIPAL FUND
            OPPENHEIMER ROCHESTER NORTH CAROLINA MUNICIPAL FUND
            OPPENHEIMER ROCHESTER OHIO MUNICIPAL FUND
            OPPENHEIMER ROCHESTER VIRGINIA MUNICIPAL FUND
            OPPENHEIMER SELECT VALUE FUND
            OPPENHEIMER VALUE FUND
            OPPENHEIMER SMA CORE BOND FUND
            OPPENHEIMER SMA INTERNATIONAL BOND FUND
            OPPENHEIMER TOTAL RETURN BOND FUND
            OPPENHEIMER TREMONT MARKET NEUTRAL FUND LLC
            OPPENHEIMER TREMONT OPPORTUNITY FUND LLC
            OPPENHEIMER U.S. GOVERNMENT TRUST

                                    By:   /s/ Robert G. Zack
                                          ______________________
                                          Robert G. Zack,
                                          Secretary

                               SCHEDULE B
                           ["Board II Funds"]

            CENTENNIAL CALIFORNIA TAX EXEMPT TRUST
            CENTENNIAL GOVERNMENT TRUST
            CENTENNIAL MONEY MARKET TRUST
            CENTENNIAL NEW YORK TAX EXEMPT TRUST
            CENTENNIAL TAX EXEMPT TRUST
            OFII MASTER SENIOR LOAN TRUST
            OPPENHEIMER CASH RESERVES
            OPPENHEIMER CHAMPION INCOME FUND
            OPPENHEIMER CAPITAL INCOME FUND
            OPPENHEIMER DIVERSIFIED FIXED INCOME FUND
            OPPENHEIMER EQUITY FUND, INC.
            OPPENHEIMER HIGH YIELD FUND
            OPPENHEIMER INTEGRITY FUNDS
            OPPENHEIMER INTERNATIONAL BOND FUND
            OPPENHEIMER LIMITED-TERM GOVERNMENT FUND
            OPPENHEIMER MAIN STREET FUNDS, INC.
            OPPENHEIMER MAIN STREET OPPORTUNITY FUND
            OPPENHEIMER MAIN STREET SMALL CAP FUND
            OPPENHEIMER MUNICIPAL FUND
            OPPENHEIMER PRINCIPAL PROTECTED TRUST
            OPPENHEIMER PRINCIPAL PROTECTED TRUST II
            OPPENHEIMER PRINCIPAL PROTECTED TRUST III
            OPPENHEIMER COMMODITY STRATEGY TOTAL RETURN FUND
            OPPENHEIMER SENIOR FLOATING RATE FUND
            OPPENHEIMER STRATEGIC INCOME FUND
            OPPENHEIMER VARIABLE ACCOUNT FUNDS
            PANORAMA SERIES FUND, INC.

                                    By:   /s/ Robert G. Zack
                                          ____________________________
                                          Robert G. Zack,
                                          Vice President and
                                          Secretary

                               SCHEDULE C
                          ["Board III Funds"]

            OPPENHEIMER MIDCAP FUND
            OPPENHEIMER EQUITY INCOME FUND, INC.
            OPPENHEIMER QUEST FOR VALUE FUNDS
            OPPENHEIMER QUEST INTERNATIONAL VALUE FUND, INC.
            OPPENHEIMER RISING DIVIDENDS FUND, INC.
            BOND FUND SERIES
            ROCHESTER FUND MUNICIPALS
            ROCHESTER PORTFOLIO SERIES

                                    By:   /s/ Robert G. Zack
                                          Robert G. Zack, Secretary

                               SCHEDULE D

            OPPENHEIMERFUNDS, INC.
            on behalf of itself and on behalf of:
               OPPENHEIMERFUNDS SERVICES
               OPPENHEIMERFUNDS DISTRIBUTOR, INC.
               OPPENHEIMER ACQUISITION CORP.
               OPPENHEIMERFUNDS INTERNATIONAL LTD.
               OPPENHEIMER REAL ASSET MANAGEMENT, INC.
               OFI INSTITUTIONAL ASSET MANAGEMENT, INC.
               OPPENHEIMERFUNDS LEGACY PROGRAM
               CENTENNIAL ASSET MANAGEMENT CORPORATION
               SHAREHOLDER SERVICES, INC.
               SHAREHOLDER FINANCIAL SERVICES, INC.
               OPPENHEIMERFUNDS, INC. CAPITAL ACCUMULATION PLAN
               OPPENHEIMERFUNDS, INC. RETIREMENT PLAN
               OPPENHEIMERFUNDS, INC. DEFERRED COMPENSATION PLAN
               OPPENHEIMERFUNDS INTERNATIONAL DISTRIBUTOR LIMITED

                                    By: /s/ Robert G. Zack
                                    Robert G. Zack, Executive Vice
                                    President
                                    OppenheimerFunds, Inc.

            TREMONT PARTNERS, INC.

                                    By: /s/ James G. McCormick
                                        James G. McCormick, Senior
                                        Vice President